Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276131

Prospectus Supplement No. 11

(To Prospectus dated December 29, 2023)

ALLURION TECHNOLOGIES, INC.

Up to 9,482,468 Shares of Common Stock

This prospectus supplement no. 11 (this “Prospectus Supplement”) amends and supplements the prospectus dated December 29, 2023 (as supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-276131). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2024 (the “10-Q”), and the information contained in our Current Report on Form 8-K, filed with the SEC on November 13, 2024 (the “8-K”). Accordingly, we have attached the 10-Q and 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR” and our public warrants are listed on the NYSE under the symbol “ALUR.WS”. On November 12, 2024, the last quoted sale price for shares of our common stock as reported on the NYSE was $0.7102 per share, and the last quoted sale price for our public warrants as reported on the NYSE was $0.0849 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 23 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 13, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission File Number: 001-41767

Allurion Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	92-2182207
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Huron Drive Natick, MA	01760
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (508) 647-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 1.420455 shares of Common Stock for $8.10 per share	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 8, 2024, the registrant had 64,486,517 shares of common stock, $0.0001 par value per share, outstanding.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the plans, strategies and prospects, both business and financial, of Allurion Technologies, Inc. (“Allurion”, the “Company”, “we”, “our”, or “us”). These statements are based on the beliefs and assumptions of the management of Allurion. Although Allurion believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Allurion cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “target”, “goal”, “forecasts”, “may”, “will”, “potential”, “should”, “would”, “could”, “future”, “seeks”, “plans”, “predicts”, “propose”, “scheduled”, “anticipates”, “intends”, or similar expressions.

Forward-looking statements in this Quarterly Report on Form 10-Q include, but are not limited to, statements about the ability of Allurion to:

•

realize the benefits expected from the business combination (the “Business Combination”) between Allurion and Compute Health Acquisition Corp. (“Compute Health”) pursuant to that certain Business Combination Agreement, dated as of February 9, 2023 (as amended, the “Business Combination Agreement”), by and among Allurion, Allurion Technologies, LLC, which was previously known as Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc.) prior to the consummation of the Business Combination (“Legacy Allurion”), Compute Health, Compute Health Corp., (“Merger Sub I”) and Compute Health LLC (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”);

•	successfully defend litigation that may be instituted against Allurion;

•	manage various conflicts of interest that could arise among us or our affiliates, investors, directors, and officers;

•	successfully deploy our cash and cash equivalents and proceeds from the Chardan Equity Facility (as defined herein);

•	maintain the listing of Allurion securities on the New York Stock Exchange (“NYSE”), and the potential liquidity and trading of such securities;

•	achieve the benefits of the collaboration with Medtronic plc;

•	acquire sufficient sources of funding if and when needed;

•	attract and retain key employees, officers, and directors;

•

implement and achieve business plans, forecasts, and other expectations, including any financial projections provided to PIPE Investors (as defined herein) in connection with the Business Combination, the Purchasers in connection with the RTW Convertible Notes (as defined herein), and the investors in the Equity Offering (as defined herein), and identify and realize additional opportunities;

•	manage risks associated with the management of Allurion having limited experience operating as a public company;

•	commercialize current and future products and services and create sufficient demand among health care providers and patients for such products;

•

successfully complete current and future preclinical studies and clinical trials of the swallowable, procedure-less intragastric balloon for weight loss developed by Allurion (the “Allurion Balloon”) and any other future product candidates;

•	obtain market acceptance of the Allurion Balloon as safe and effective;

•

cost-effectively sell existing and future products through distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort;

•	timely collect accounts receivable from our customers;

•

obtain regulatory approval or clearance in the United States and certain non-U.S. jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where products and services are currently offered;

ii

•	successfully complete remediation programs to resume sales of the Allurion Balloon in France and any other country that suspends sales of our products;

•	accurately forecast customer demand and manufacture sufficient quantities of products that patients and health care providers request;

•

successfully compete in the highly competitive and rapidly changing regulated industries in which Allurion operates, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect Allurion;

•

successfully manage any future international expansion of Allurion’s business and navigate business, regulatory, political, operational, financial, and economic risks associated with doing business internationally;

•	successfully manage any future growth or contraction in Allurion’s business;

•	contract with third-party suppliers and providers and monitor their ability to perform adequately under those arrangements;

•	comply with applicable legal and regulatory obligations;

•	obtain and maintain intellectual property protection for Allurion’s products and technologies and acquire or license (on commercially reasonable terms) intellectual property from third parties;

•	sell products, and use proprietary technologies, without infringing, misappropriating, or otherwise violating the proprietary rights or intellectual property of third parties;

•	manage the impact of any significant acquisitions, dispositions, and other similar or material transactions;

•	implement and maintain effective internal controls;

•

manage the effects of natural disasters, terrorist attacks, the spread and/or abatement of infectious diseases such as COVID-19, and the occurrence of other events beyond our reasonable control, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto, on our ability to implement business plans, forecasts, and other expectations; and

•	other factors detailed under the section entitled “Risk Factors.”

We have based the forward-looking statements contained in this Quarterly Report on Form 10-Q primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under the heading “Risk Factors” in this Quarterly Report on Form 10-Q and in the section entitled “Risk Factors” within our Annual Report on Form 10-K filed with the SEC on March 26, 2024, as amended. These risks are not exhaustive. Other sections of this Quarterly Report on Form 10-Q include additional factors that could adversely impact our business and financial performance. Moreover, Allurion operates in very competitive and rapidly changing environments. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Quarterly Report on Form 10-Q. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report on Form 10-Q, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

iii

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$28,654	$38,037
Accounts receivable, net of allowance of doubtful accounts of $8,243 and $12,671, respectively	9,935	18,194
Inventory, net	4,568	6,171
Prepaid expenses and other current assets	1,672	2,414

Total current assets	44,829	64,816
Property and equipment, net	3,080	3,381
Right-of-use asset	2,283	3,010
Other long-term assets	507	505

Total assets	$50,699	$71,712

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities:
Accounts payable	$10,393	$10,379
Current portion of term loan	—	38,643
Current portion of lease liabilities	878	908
Accrued expenses and other current liabilities	7,973	15,495

Total current liabilities	19,244	65,425
Warrant liabilities	7,381	6,765
Revenue Interest Financing liability	38,500	36,200
Earn-out liabilities	1,850	23,990
Convertible notes payable	36,090	—
Lease liabilities, net of current portion	1,578	2,306
Other liabilities	9,867	7,513

Total liabilities	114,510	142,199

Commitments and Contingencies (Note 16)
Redeemable Convertible Preferred Stock (Note 12):
Series A redeemable convertible preferred stock, $0.0001 par value — 100,000,000 shares authorized as of September 30, 2024; and 2,260,159 and zero shares issued and outstanding as of September 30, 2024 and December 31, 2023	979	—
Stockholders’ deficit:
Common stock, $0.0001 par value — 1,000,000,000 shares authorized as of September 30, 2024; and 64,369,381 and 47,688,096 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	7	5
Additional paid-in capital	150,692	143,007
Accumulated other comprehensive income (loss)	2,890	(700)
Accumulated deficit	(218,379)	(212,799)

Total stockholders’ deficit	(64,790)	(70,487)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$50,699	$71,712

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue	$5,367	$18,200	$26,519	$45,232
Cost of revenue	2,256	4,232	7,549	10,165

Gross profit	3,111	13,968	18,970	35,067

Operating expenses:
Sales and marketing	5,197	13,989	18,060	36,127
Research and development	3,212	7,191	13,247	21,623
General and administrative	7,043	18,942	20,746	30,657

Total operating expenses:	15,452	40,122	52,053	88,407

Loss from operations	(12,341)	(26,154)	(33,083)	(53,340)

Other income (expense):
Interest expense	—	(2,586)	(2,264)	(7,331)
Changes in fair value of warrants	9,703	3,868	14,210	2,189
Changes in fair value of debt	1,790	(6,008)	10,020	(3,751)
Changes in fair value of Revenue Interest Financing and PIPE Conversion Option	(11,104)	(2,040)	(9,608)	(2,040)
Changes in fair value of earn-out liabilities	2,260	24,330	22,140	24,330
Loss on extinguishment of debt	—	(3,929)	(8,713)	(3,929)
Termination of convertible note side letters	—	(9,466)	—	(17,598)
Other income, net	757	389	1,928	133

Total other income (expense):	3,406	4,558	27,713	(7,997)

Loss before income taxes	(8,935)	(21,596)	(5,370)	(61,337)
Provision for income taxes	(69)	(34)	(210)	(90)

Net loss	(9,004)	(21,630)	(5,580)	(61,427)
Cumulative undeclared preferred dividends	—	(255)	—	(1,697)

Net loss attributable to common shareholders	$(9,004)	$(21,885)	$(5,580)	$(63,124)

Net loss per share
Basic and diluted	$(0.14)	$(0.54)	$(0.10)	$(2.00)
Weighted-average shares outstanding
Basic and diluted	64,086,265	40,335,457	53,310,214	31,558,538

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net loss	$(9,004)	$(21,630)	$(5,580)	$(61,427)
Other comprehensive income:
Change in fair value of Revenue Interest Financing due to change in credit risk	5,800	—	600	—
Change in fair value of RTW Convertible Notes due to change in credit risk	3,070	—	2,990	—

Comprehensive Loss	$(134)	$(21,630)	$(1,990)	$(61,427)

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(dollars in thousands)

	Redeemable Preferred Stock		Common Stock		Additional Paid- in Capital	Accumulated Other	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount	Shares	Amount		Comprehensive Loss
Balance as of January 1, 2023	—	—	27,079,856	3	99,875	—	(132,192)	(32,314)
Exercise of stock options	—	—	15,376	—	20	—	—	20
Issuance of Legacy Allurion convertible preferred stock for the exercise of warrants	—	—	3,554	—	29	—	—	29
Stock-based compensation expense	—	—	—	—	409	—	—	409
Net loss	—	—	—	—	—	—	(17,801)	(17,801)

Balance as of March 31, 2023	—	—	27,098,786	3	100,333	—	(149,993)	(49,657)

Exercise of stock options	—	—	27,626	—	28	—	—	28
Issuance of Legacy convertible preferred stock for the exercise of warrants	—	—	492	—	6	—	—	6
Stock-based compensation expense	—	—	—	—	401	—	—	401
Net loss	—	—		—		—	(21,996)	(21,996)

Balance as of June 30, 2023	—	—	27,126,904	3	100,768	—	(171,989)	(71,218)

Exercise of stock options	—	—	77,214	—	83	—	—	83
Issuance of Legacy convertible preferred stock for the exercise of warrants	—	—	4,976	—	60	—	—	60
Reverse recapitalization, net of transaction costs (Note 3)	—	—	13,735,872	1	58,572	—	—	58,573
Recognition of warrant liabilities in connection with the Merger (Note 3)	—	—	—	—	(13,762)	—	—	(13,762)
Issuance of common stock in connection with vesting of RSU awards	—	—	906,551	—	—	—	—	—
Issuance of common stock for the conversion of convertible notes	—	—	3,301,222	1	25,569	—	—	25,570
Recognition of earn-out liabilities (Note 3)	—	—	—	—	(53,040)	—	—	(53,040)
Reclassification of Legacy Allurion liability classified warrants to equity classification	—	—	—	—	929	—	—	929
Derecognition of liabilities associated with the Backstop Shares, Hunter shares, and the additional RTW and Fortress shares and issuance of related shares	—	—	2,287,696	—	16,098	—	—	16,098
Issuance of common stock for the exercise of warrants	—	—	20,506	—	42	—	—	42
Stock-based compensation expense	—	—	—	—	5,539	—	—	5,539
Net loss	—	—	—	—	—	—	(21,630)	(21,630)

Balance as of September 30, 2023	—	—	47,460,941	5	140,858	—	(193,619)	(52,756)

Balance as of January 1, 2024	—	—	47,688,096	5	143,007	(700)	(212,799)	(70,487)
Exercise of stock options	—	—	4,646	—	9	—	—	9
Issuance of common stock for the exercise of Public Warrants	—	—	142	—	—	—	—	—
Issuance of common stock from equity line financing (Note 12)	—	—	143,234	—	378	—	—	378
Issuance of common stock in connection with vesting of RSU awards	—	—	62,619	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	552	—	—	552
Other comprehensive loss	—	—	—	—	—	(2,200)	—	(2,200)
Net income	—	—	—	—	—	—	5,586	5,586

Balance as of March 31, 2024	—	—	47,898,737	5	143,946	(2,900)	(207,213)	(66,162)

Exercise of stock options	—	—	11,491	—	16	—	—	16
Issuance of common stock in connection with vesting of RSU awards	—	—	62,619	—	—	—	—	—
Issuance of common stock for the exercise of Public Warrants	—	—	142	—	1	—	—	1
Stock-based compensation expense	—	—	—	—	805	—	—	805
Other comprehensive loss	—	—	—	—	—	(3,080)	—	(3,080)
Net loss	—	—	—	—	—	—	(2,162)	(2,162)

Balance as of June 30, 2024	—	—	47,972,989	5	144,768	(5,980)	(209,375)	(70,582)

Exercise of stock options	—	—	—	—	—	—	—	—
Issuance of common stock for the exercise of warrants	—	—	—	—	—	—	—	—
Issuance of common stock in connection with vesting of RSU awards	—	—	62,619	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	860	—	—	860
Issuance of preferred stock in connection with Private Placement, net of issuance costs	2,260,159	979	—	—	—	—	—	—
Issuance of common stock in connection with Public Offering, net of issuance costs	—	—	16,333,773	2	5,064	—	—	5,066
Other comprehensive income	—	—	—	—	—	8,870	—	8,870
Net loss	—	—	—	—	—	—	(9,004)	(9,004)

Balance as of September 30, 2024	2,260,159	979	64,369,381	7	150,692	2,890	(218,379)	(64,790)

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Nine Months Ended September 30,
	2024	2023
Operating Activities:
Net loss	$(5,580)	$(61,427)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash lease expense	561	618
Depreciation and amortization	778	558
Stock-based compensation	2,217	6,349
Provision for uncollectible accounts	1,065	4,953
Unrealized exchange (gain) or loss	(29)	253
Provision for inventory	1,052	743
Change in fair value of warrant liabilities	(14,210)	(2,189)
Change in fair value of derivative liabilities	(1,895)	(165)
Change in fair value of Revenue Interest Financing and PIPE Conversion Option	9,608	2,040
Change in fair value of earn-out liabilities	(22,140)	(24,330)
Interest paid on debt recorded at fair value	(2,458)	—
Change in fair value of debt	(10,020)	3,751
Debt issuance costs associated with debt recorded at fair value	1,357	1,210
Non-cash interest expense	1,464	1,117
Non-cash termination of convertible note side letters	—	16,098
Loss on extinguishment of debt	—	3,929
Loss on term loan extinguishment	8,713	—
Issuance costs associated with warrants recorded at fair value	942	—
Changes in operating assets and liabilities:
Accounts receivable	7,199	(3,883)
Inventory	551	(899)
Prepaid expenses, other current and long-term assets	747	409
Lease liabilities	(593)	(617)
Accounts payable	(578)	3,492
Accrued expenses and other current liabilities	(7,777)	4,879

Net cash used in operating activities	$(29,026)	$(43,111)
Investing Activities:
Purchases of property and equipment	(611)	(1,208)

Net cash used in investing activities	$(611)	$(1,208)
Financing Activities:
Proceeds from issuance of convertible notes	48,000	28,700
Proceeds from Fortress Term Loan - net	—	59,780
Proceeds from Business Combination, net of transaction costs	—	62,078
Proceeds from Revenue Interest Financing	—	40,000
Proceeds from option and warrant exercises	26	195
Proceeds from equity line financing	378	—
Repayment of convertible notes	—	(10,750)
Proceeds from Private Placement, net of issuance costs	2,685	—
Proceeds from Public Offering, net of issuance costs	18,249	—
Payment of debt issuance costs	(1,357)	(3,450)
Repayment of 2021 Term Loan	—	(57,659)
Repayment of promissory note assumed in Business Combination	—	(2,500)
Repayment of Fortress term loan	(47,720)	—

Net cash provided by financing activities	$20,261	$116,394
Net (decrease) increase in cash and cash equivalents and restricted cash	$(9,376)	$72,075
Cash and cash equivalents and restricted cash at beginning of period	38,421	8,023

Cash and cash equivalents and restricted cash at end of period	$29,045	$80,098
Supplemental disclosure of cash flow information
Cash paid for interest	$2,672	$5,022
Supplemental cash flow information on non-cash investing and financing activities
Purchase of property and equipment included in accounts payable	$—	$270
Deferred financing costs in accounts payable and accrued expenses	1,004	1,006
Recognition of assumed warrant liability	—	13,762
Recognition of earn-out liabilities	—	53,040
Issuance of common stock upon conversion of convertible notes	—	25,569
Change in fair value of Revenue Interest Financing through other comprehensive income	600	—
Change in fair value of RTW Convertible Notes through other comprehensive income	2,990	—

The accompanying notes are an integral part of these consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

A reconciliation of the amounts of cash and cash equivalents and restricted cash in the consolidated balance sheets to the amount in the consolidated statements of cash flows is as follows (in thousands):

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$28,654	$38,037
Restricted cash included in other long-term assets	391	384

Cash and cash equivalents and restricted cash shown in the statement of cash flows	$29,045	$38,421

The accompanying notes are an integral part of these consolidated financial statements.

1.	Organization and Basis of Presentation

Organization

Allurion Technologies, Inc. (“Allurion” or the “Company”) is a vertically integrated medical device company that is developing, manufacturing, and commercializing innovative weight loss experiences centered around its Allurion™ Balloon. The Allurion Balloon is the world’s first and only swallowable, procedureless™ intragastric balloon for weight loss that does not require surgery, endoscopy, or anesthesia for placement. Allurion sells the Allurion Balloon and connected scale through distributors or directly to health care providers.

The Company also offers tiered access to artificial intelligence (“AI”)-powered remote patient monitoring tools, a mobile app for patients and a clinic dashboard for providers, referred to as the Allurion Virtual Care Suite (“VCS”) and, collectively with the Allurion Balloon, referred to as the “Allurion Program”. The base tier of the VCS is free of charge to those purchasing the Allurion Balloon, as well as customers looking for a weight-loss management platform for patients utilizing other weight loss treatments, including anti-obesity medications and bariatric surgery. More full-scale versions of the VCS are available to health care providers on an upgrade basis. Allurion currently markets the Allurion Program in over 50 countries, and the Company operates subsidiaries in the United States, France, the United Arab Emirates, the United Kingdom, Italy, Spain, Australia and Mexico.

Business Combination Agreement

On February 9, 2023, Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc., “Legacy Allurion”) and Allurion Technologies, Inc. (formerly Allurion Technologies Holdings, Inc.) entered into the Business Combination Agreement (as subsequently amended on May 2, 2023, the “Business Combination Agreement”) with Compute Health Acquisition Corp. (“CPUH” or “Compute Health”), Compute Health Corp. (“Merger Sub I”) and Compute Health LLC (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Pursuant to the Business Combination Agreement, on August 1, 2023 (the “Closing Date”), the Mergers (as defined below) were consummated in three steps: (a) Compute Health merged with and into Allurion (the “CPUH Merger”), with Allurion surviving the CPUH Merger as a publicly listed entity (the time at which the CPUH Merger became effective, the “CPUH Merger Effective Time”) and becoming the sole owner of the Merger Subs; (b) three hours following the consummation of the CPUH Merger, Merger Sub I merged with and into Legacy Allurion (the “Intermediate Merger” and the time at which the Intermediate Merger became effective, the “Intermediate Merger Effective Time”), with Legacy Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of Allurion; and (c) thereafter, Legacy Allurion merged with and into Merger Sub II (the “Final Merger” and, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”, and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of Allurion (the time at which the Final Merger became effective, the “Final Merger Effective Time”). Shares of Allurion’s Common Stock (defined below) began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “ALUR” on August 2, 2023. Upon completion of the Business Combination, Legacy Allurion’s business operations continued as our business operations.

The Business Combination was accounted for as a reverse capitalization in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, Compute Health was treated as the “acquired” company for financial reporting purposes and Legacy Allurion was the accounting “acquirer”. Accordingly, the Business Combination was treated as the equivalent of Legacy Allurion issuing stock for the net assets of Compute Health, accompanied by a recapitalization. As a result of the reverse recapitalization, the assets and liabilities of the Company are presented at their historical carrying values, and the assets and liabilities of Compute Health are recognized on the acquisition date and measured on the basis of the net proceeds from the capital transaction, with no goodwill or other intangible assets recorded. This determination is primarily based on the fact that, immediately following the Business Combination, Legacy Allurion stockholders had a majority of the voting power of Allurion, Legacy Allurion controlled the majority of the board seats of Allurion, and Legacy Allurion senior management comprised all of the senior management of Allurion. The equity structure has been restated in all comparative periods up to the Closing Date to reflect the number of shares of the Company’s common stock, $0.0001 par value per share (“Common Stock,” “Allurion Common Stock” or the “Company’s Common Stock”), issued to Legacy Allurion stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Allurion’s convertible preferred stock and Legacy Allurion common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio of approximately 0.9780 (the “Exchange Ratio”) established in the Business Combination. As a result of this retrospective application, certain prior period balances within the condensed consolidated financial statements have changed. Refer to Note 3, Business Combination for further discussion regarding the closing of the Business Combination with Compute Health.

Unless otherwise indicated, references in this Quarterly Report on Form 10-Q to the “Company”, “our”, and “Allurion” refer to the condensed consolidated operations of Allurion Technologies, Inc. and its subsidiaries. References to CPUH and Compute Health refer to Compute Health Acquisition Corp. and its subsidiaries prior to the consummation of the Business Combination and references to “Legacy Allurion” refer to Allurion Technologies, Inc. prior to the consummation of the Business Combination.

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the Securities and Exchange Commission (“SEC”). Any reference in these notes to the applicable accounting guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”), and Accounting Standards Update (“ASU”), of the Financial Accounting Standards Board (“FASB”). They should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2023 included in the Company’s Annual Report on Form 10-K, as amended (“Annual Report on Form 10-K”). The financial statements as of September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 presented in this report are unaudited; however, in the opinion of management, such financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results that might be expected for future interim periods or for the full year.

Our foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for all of our foreign subsidiaries is the United States dollar except Allurion Australia Pty Ltd., which uses the Australian dollar. When remeasuring from a local currency to the functional currency, assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet dates and results of operations transacted in local currency are remeasured into U.S. dollars using average exchange rates for the period presented. A gain from remeasurement of less than $0.1 million and a loss from remeasurement of s$0.3 million for the nine months ended September 30, 2024 and 2023, respectively, and a gain from remeasurement of $0.4 million and loss from remeasurement of $0.3 million for the three months ended September 30, 2024 and 2023, respectively, are recorded in the statements of operations within Other income, net. The Company translates the foreign functional currency financial statements to U.S. dollars for Allurion Australia Pty Ltd. using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments were immaterial for the three and nine months ended September 30, 2024 and 2023.

Going Concern

The Company has evaluated whether there are certain events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the interim condensed consolidated financial statements are issued.

The Company has incurred recurring losses since inception, anticipates net losses and negative operating cash flows for the near future, and may be unable to remain in compliance with certain financial covenants required under its credit facilities. Through September 30, 2024, the Company has funded its operations primarily with proceeds from the sale of its Common Stock, convertible preferred stock, issuance of convertible notes, issuance of term loans, and funds received upon consummation of the Business Combination. The Company has incurred recurring losses and cash outflows from operating activities since its inception, including losses from operations of $33.1 million and $53.3 million and cash outflows from operating activities of $29.0 million and $43.1 million for the nine months ended September 30, 2024 and 2023, respectively. As of September 30, 2024, the Company had an accumulated deficit of $218.4 million. The Company expects to continue to generate significant operating losses for the foreseeable future.

Based on the Company’s recurring losses from operations incurred since inception, its expectation of continuing operating losses for the foreseeable future, the potential need to raise additional capital to finance its future operations, and the potential of being unable to remain in compliance with certain financial covenants under its credit facilities, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these condensed consolidated financial statements are issued. The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

2.	Summary of Significant Accounting Policies

There have been no significant changes, except as described below, to the significant accounting policies disclosed in Note 2 of the “Notes to Consolidated Financial Statements” to the consolidated audited financial statements as of and for the year ended December 31, 2023 included in our Annual Report on Form 10-K.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management considers many factors in selecting appropriate financial accounting policies and controls in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Actual results could differ from those estimates.

RTW Convertible Notes

The Company accounted for the RTW Convertible Notes (defined below) under the fair value option (“FVO”) election of ASC Topic 825, Financial Instruments (“ASC 825”). The RTW Convertible Notes accounted for under the FVO election was a debt host financial instrument containing embedded features wherein the entire financial instrument was initially measured at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. Changes in the estimated fair value of the RTW Convertible Notes were recorded as a component of Other income (expense) in the condensed consolidated statements of operations. A portion of the estimated change in fair value must be reported in other comprehensive loss to the extent that it is attributable to instrument-specific credit risk. As a result of electing the FVO, direct costs and fees related to the RTW Convertible Notes were expensed as incurred.

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. Adjustment has been made to the condensed consolidated balance sheet as of December 31, 2023, to present the Legacy Allurion common stock warrant liabilities as part of the Warrant liabilities line item. These amounts were part of the Other liabilities line item in prior years.

Mezzanine Equity

Mezzanine equity represents the Series A Preferred Stock (defined below) issued by the Company. The shares of Series A Preferred Stock are redeemable at a determinable price on a fixed date, which results in mezzanine equity classification (outside of permanent equity) on the Company’s consolidated balance sheet. Refer to Note 12, Redeemable Convertible Preferred Stock and Stockholder’s Deficit, for additional information regarding the Series A Preferred Stock.

Risk of Concentration of Credit, Significant Customers and Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable, net. The Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company maintains its cash, cash equivalents and restricted cash with financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Significant customers are those which represent more than 10% of the Company’s total revenue for the three and nine months ended September 30, 2024 and 2023 or accounts receivable, net balance as of September 30, 2024 and December 31, 2023. The following table presents customers that represent 10% or more of the Company’s total revenue and accounts receivable, net:

	Revenue		Revenue		Accounts Receivable
	Three Months Ended September 30,		Nine Months Ended September 30,		September 30,	December 31,
	2024	2023	2024	2023	2024	2023
Customer A	18%	19%	N/A	12%	15%	16%
Customer B	N/A	11%	N/A	N/A	N/A	N/A

The Company relies on third parties for the supply of parts and components for its products as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers of parts and components to satisfactorily deliver its products to its customers on time, if at all, which could have a material adverse effect on the Company’s operating results, financial condition and cash flows and damage its customer relationships.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging—Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. The Company adopted ASU 2020-06 effective January 1, 2024 under the modified retrospective method of transition approach. The adoption of ASU 2020-06 did not have an impact on the Company’s condensed consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an interim and annual basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal periods beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The adoption of this standard is not expected to have a material impact on the Company’s disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

3.	Business Combination

As discussed in Note 1, Organization and Basis of Presentation, on August 1, 2023 the Company consummated the Business Combination with Compute Health pursuant to the Business Combination Agreement. The Business Combination was accounted for as a reverse capitalization in accordance with U.S. GAAP. Under this method of accounting, Compute Health, which was the legal acquirer, was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Allurion issuing stock for the net assets of Compute Health, accompanied by a recapitalization.

Upon the closing of the Business Combination, (a) holders of Legacy Allurion common stock received shares of Allurion Common Stock in an amount determined by application of the Exchange Ratio of approximately 0.9780, (b) each then-outstanding share of Legacy Allurion preferred stock was converted into the right to receive shares of Allurion Common Stock equal to the number of shares of Legacy Allurion common stock that would be issued upon conversion of such outstanding share of Legacy Allurion preferred stock based on the applicable conversion ratio multiplied by the Exchange Ratio, (c) each then-outstanding and unexercised Legacy Allurion option was converted into a new Allurion option on the same terms and conditions as were applicable to such Legacy Allurion option based on the Exchange Ratio, (d) each then-outstanding Legacy Allurion warrant was converted into a new Allurion warrant based on the Exchange Ratio (“Rollover Warrant”), (e) each then-outstanding Legacy Allurion restricted stock unit was converted into a rollover restricted stock unit based on the Exchange Ratio, and (f) certain amounts of loans made by Compute Health Sponsor LLC (the “Sponsor”) to CPUH, which balance was $3.7 million at the time of the Business Combination, were converted into 525,568 shares of Allurion Common Stock. For periods prior to the Business Combination, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio. The consolidated assets, liabilities, and results of operations prior to the Business Combination are those of Legacy Allurion.

Further, upon the closing of the Business Combination, each then-outstanding share of Compute Health Class A common stock was canceled and extinguished and was converted into the right to receive 1.420455 shares of Allurion Common Stock. Additionally, the Company assumed 13,206,922 outstanding public warrants to purchase an aggregate 18,759,838 shares of Allurion Common Stock at $8.10 per share.

In connection with the Business Combination, the Company incurred approximately $22.7 million of transaction costs, consisting of legal and other professional fees, of which $15.2 million was recorded to additional paid-in capital as a reduction of proceeds, $2.5 million was recorded as debt issuance costs in connection with the Fortress Term Loan (as defined below), and $5.0 million was recorded as an expense in general and administrative expenses on the condensed consolidated statement of operations and comprehensive loss. Of the $5.0 million recorded as general and administrative expenses, $3.6 million relates to a one-time insurance payment related to any potential matters that might arise from the period prior to the Business Combination, and as such is not capitalized as an asset. An additional $1.2 million relates to direct costs and fees incurred as part of the Revenue Interest Financing with RTW (as defined below).

The following table reconciles the elements of the Business Combination to the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity:

December 31, 2023
Cash – CPUH trust (net of redemptions)	$38,395
Cash – PIPE Investors	37,922

Gross Proceeds	76,317
Less: transaction costs paid	(14,665)

Net proceeds from the Business Combination	61,652
Less: warrant liabilities assumed	(13,762)
Less: repayment of note assumed in the Business Combination	(2,500)
Less: accrued transaction costs at December 31, 2023	(580)

Business Combination, net of transaction costs	$44,810

The number of shares of Allurion Common Stock outstanding immediately following the consummation of the Business Combination was as follows:

Common Stock
Legacy Allurion Equityholders (1)	27,897,387
CPUH Stockholders (2)	5,165,698
Shares Issued to PIPE Investors (2)	5,386,695
Shares issued to RTW and Fortress (3)	1,900,000
Shares issued to convertible note holders	3,301,222
CPUH Sponsor Shares (2)	3,262,711
Side Letter Termination Shares (3)	387,696

Total shares of Common Stock immediately after Business Combination	47,301,409

(1)

Consists of Legacy Allurion common stock and Legacy Allurion preferred stock, plus the issuance of common stock in connection with the vesting of RSUs at closing, less the Gaur Trust Contributed Shares (as defined below).

(2)

The CPUH Stockholders shares, PIPE shares, and CPUH Sponsor shares are presented combined within the condensed consolidated statements of stockholders deficit on the “Reverse recapitalization, net of transaction costs” line, which is less the Gaur Trust Contributed Shares.

(3)

The shares issued to RTW and Fortress and the Side Letter Termination shares are presented combined within the condensed consolidated statements of stockholders deficit on the “Derecognition of liabilities associated with the Backstop Shares, Hunter shares, and additional RTW and Fortress shares and issuance of related shares” line.

PIPE Investment

In connection with the execution of the Business Combination Agreement, Allurion and Compute Health entered into subscription agreements, each dated February 9, 2023, with certain accredited investors and qualified institutional buyers (the “PIPE Investors”), pursuant to which, upon the terms and subject to the conditions set forth therein, the PIPE Investors, among other things, purchased an aggregate of 5,386,695 shares of Allurion Common Stock at a purchase price of $7.04 per share (other than as set forth in the Amended and Restated RTW Side Letter, as defined below), for an aggregate purchase price of $37.9 million, following the CPUH Merger Effective Time (the “PIPE Investment”).

Revenue Interest Financing Agreement, Side Letter and PIPE Conversion Option

On February 9, 2023, concurrently with the execution of the Business Combination Agreement, the Company entered into the Revenue Interest Financing Agreement (the “Revenue Interest Financing Agreement”) with certain entities that engaged RTW Investments, LP (together with its affiliates, “RTW”) as investment manager. Pursuant to the Revenue Interest Financing Agreement, at the closing of the Business Combination, RTW paid Allurion an aggregate of $40.0 million (the “Investment Amount”). In exchange for the Investment Amount, Allurion will remit revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries at a rate up to 6.0% of annual net sales prior to December 31, 2026. On or after January 1, 2027, the Company will remit revenue interest payments at a rate up to 10.0% of annual net sales, and it will continue to make revenue interest payments to RTW until December 31, 2030. The Revenue Interest Financing Agreement was amended pursuant to the RIFA Amendment (as defined below) on April 14, 2024. The RIFA Amendment, among other things, increased the rate of revenue interest payments to be paid to RTW on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries. Refer to Note 9, Revenue Interest Financing, Side Letter, and PIPE Conversion Option below for further discussion on the Revenue Interest Financing.

Additionally, in connection with the Company entering into the Revenue Interest Financing Agreement, the Company, Compute Health, Legacy Allurion, Merger Sub II and RTW entered into a side letter (the “RTW Side Letter”) on February 9, 2023 under which RTW may elect to convert up to $7.5 million of its initial PIPE Investment into an additional revenue interest financing by forfeiting a number of shares of Allurion Common Stock acquired by its PIPE Investment. Refer to Note 9, Revenue Interest Financing, Side Letter, and PIPE Conversion Option below for further discussion on the Revenue Interest Financing.

On May 2, 2023, the parties amended and restated the RTW Side Letter (as amended, the “Amended and Restated RTW Side Letter”), in connection with the Backstop Agreement (defined below), pursuant to which, among other things, Allurion issued 250,000 shares of Allurion Common Stock to RTW immediately prior to the Intermediate Merger Effective Time.

On October 22, 2024, funds affiliated with RTW provided notice to the Company of their election under the Amended and Restated RTW Side Letter, to surrender 749,998 shares of Common Stock of the Company representing $7.5 million in consideration for the New RIFA (as defined below). Refer to Note 19, Subsequent Events, below for further discussion on the RTW conversion.

Fortress Credit Agreement

In connection with the closing of the Business Combination, the Company entered into a term loan facility (the “Fortress Term Loan”) pursuant to a Credit Agreement and Guaranty, dated as of August 1, 2023 (the “Fortress Credit Agreement”), with Fortress Credit Corp. (“Fortress”), as administrative agent for the lenders party thereto from time to time (the “Lenders”). Under the terms of the Fortress Term Loan, we borrowed $60.0 million, which was used to repay the outstanding principal, accrued and unpaid interest, and other obligations with respect to the 2021 Term Loan (as defined below). Additionally, per the terms of the Fortress Term Loan and Backstop Agreement (as defined below), Allurion issued an aggregate of 950,000 shares of Allurion Common Stock to an affiliate of Fortress pursuant to a subscription agreement between Allurion and such affiliate. Refer to Note 8, Debt for further discussion on the Fortress Term Loan.

Backstop Agreement

On May 2, 2023, CFIP2 ALLE LLC, an affiliate of Fortress Credit Corp., and RTW (collectively, the “Backstop Purchasers”), Legacy Allurion, Allurion and Hunter Ventures Limited (“HVL”) entered into the backstop agreement (the “Backstop Agreement”). Pursuant to the Backstop Agreement, immediately prior to the Intermediate Merger Closing, (a) each Backstop Purchaser purchased $2 million of the aggregate principal amount outstanding of HVL’s Legacy Allurion convertible note issued in February 2023, (b) Allurion canceled the existing HVL Legacy Allurion Convertible Note and issued a new Allurion Convertible Note to HVL for the remaining balance together with all unpaid interest accrued since the date of issuance thereof, (c) Allurion issued new Allurion Convertible Notes to each Backstop Purchaser with an issuance date of August 1, 2023 and an original principal amount of $2 million each and (d) Allurion issued 700,000 shares of Allurion Common Stock to each Backstop Purchaser. Refer to Note 8, Debt for further discussion around the Backstop Agreement.

HVL Termination Agreement

On May 2, 2023, HVL and Legacy Allurion entered into a letter agreement (the “HVL Termination Agreement”), terminating the side letter agreement entered into between Legacy Allurion and HVL in connection with the issuance of HVL’s Legacy Allurion convertible note on February 15, 2023. Pursuant to the HVL Termination Agreement, among other things, at the closing of the Business Combination, upon the terms and subject to the conditions set forth therein, Allurion issued to HVL 387,696 shares of Allurion Common Stock. Refer to Note 8, Debt for further discussion regarding the HVL Termination Agreement.

Gaur Contribution Agreement

On May 2, 2023, Shantanu K. Gaur and Neha Gaur, trustees of The Shantanu K. Gaur Revocable Trust of 2021 (the “Gaur Trust”) and Allurion entered into a contribution agreement (the “Gaur Contribution Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Gaur Trust contributed to Allurion, as a contribution of capital, 79,232 shares of Allurion Common Stock (the “Gaur Trust Contributed Shares”). The Gaur Trust’s contribution of the Gaur Trust Contributed Shares was effective immediately following the consummation of the Business Combination and the issuance of shares of Allurion Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

RSU Forfeiture Agreement

On May 2, 2023, Krishna Gupta, a member of the Company’s Board of Directors (the “Board” or “Board of Directors”), entered into a letter agreement with Legacy Allurion (the “RSU Forfeiture Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit 79,232 restricted stock units of Allurion (the “Forfeited RSUs”). The Forfeited RSUs were terminated and cancelled without consideration therefor immediately following the closing of the Business Combination Agreement.

Sponsor Contribution Agreement

On May 2, 2023, the Sponsor and Compute Health entered into a letter agreement (the “Sponsor Contribution Agreement”) pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Sponsor agreed to contribute to Compute Health, as a contribution of capital, 161,379 shares of Compute Health Class A Common Stock (“Sponsor Contributed Shares”). The Sponsor’s contribution of the Sponsor Contributed Shares was made immediately following the CPUH Recapitalization (defined below) and immediately prior to the CPUH Merger Effective Time.

Sponsor Support Agreement

On February 9, 2023, Allurion entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which immediately prior to the CPUH Merger Effective time, (a) the Sponsor recapitalized each of the Sponsor’s 21,442,500 shares of Compute Health Class B Common Stock, and all 12,833,333 of the Sponsor’s warrants to purchase shares of Class A Common Stock, into 2,088,327 shares of Compute Health Class A Common Stock and (b) the additional Class B Holders set forth on Schedule I of the Sponsor Support Agreement recapitalized his or her 30,000 shares of Compute Health Class B Common Stock into 21,120 shares of Compute Health Class A Common Stock (the “CPUH Recapitalization”). Subsequently, at the CPUH Merger Effective Time, each such share of Compute Health Class A Common Stock was converted into shares of Allurion Common Stock at an exchange ratio of 1.420455 (the “CPUH Exchange Ratio”).

Conversion of Convertible Notes

In connection with the closing of the Business Combination, outstanding Legacy Allurion Convertible Notes with an aggregate principal amount together with accrued but unpaid interest of approximately $21.8 million were converted into 3,301,222 shares of Allurion Common Stock with a corresponding recognition of additional paid-in capital (“APIC”) of $25.6 million provided for under the terms of such Legacy Allurion Convertible Notes, and are no longer outstanding. Refer to Note 8, Debt for further information on the Company’s convertible notes.

Public Warrants and Warrant Amendment

In connection with the closing of the Business Combination, the Company assumed 13,206,922 outstanding public warrants (the “Public Warrants”) to purchase an aggregate 18,759,838 shares of Allurion Common Stock at $8.10 per share following the Warrant Amendment (defined below). The total value of the liability associated with the Public Warrants was $13.8 million measured at fair value based on the public warrant quoted price. The Company concluded the warrants met the definition of a liability based on the settlement provision that allows the warrant holders to net-share settle their warrants in the event of a failed registration statement within 60 days of the Business Combination or any time a registration is not effective. As such, they have been classified as a liability on the balance sheet. See Note 12, Redeemable Convertible Preferred Stock and Stockholders Deficit and Note 10, Fair Value Measurements for further information on the Public Warrants and Warrant Amendment.

Earn-Out Liabilities

In connection with the closing of the Business Combination, Legacy Allurion equity holders are entitled to receive additional shares of Allurion Common Stock if the share price achieves certain targets (the “Earn-Out Shares”). The Company accounts for the potential issuance of the Earn-Out Shares as a contingent consideration arrangement, which was initially valued and recorded at $53.0 million. See Note 10, Fair Value Measurements for further information on the earn-out liabilities.

4.	Revenue

Revenue by geographic region is based on the country in which our customer is located and is summarized by geographic area as follows (in thousands):

	Three Months Ended September 30,
	2024	2023
Turkey	$966	$3,517
Australia	$543	$979
Italy	511	626
Chile	—	1,956
All Other Countries	3,347	11,122

Total Revenues	$5,367	$18,200

For the three months ended September 30, 2024, $1.8 million of revenue was generated in five countries included within All Other Countries in the table above, representing approximately 34% of Total Revenues, with each country responsible for approximately 5% to 8% of the total. Remaining revenue was generated by sales in 36 other countries included within All Other Countries. For the three months ended September 30, 2023, $5.9 million of revenue was generated in five countries included within All Other Countries, representing approximately 33% of Total Revenues, with each country responsible for approximately 5% to 7% of the total. Remaining revenue was generated by sales in 45 other countries included within All Other Countries.

	Nine Months Ended September 30,
	2024	2023
Spain	$3,001	$3,715
United Kingdom	2,534	3,456
France	2,431	4,423
Turkey	1,573	5,495
All Other Countries	16,980	28,143

Total Revenues	$26,519	$45,232

For the nine months ended September 30, 2024, $7.2 million of revenue was generated in five countries included within All Other Countries in the table above, representing approximately 27% of Total Revenues, with each country responsible for approximately 4% to 8% of the total. Remaining revenue was generated by sales in 49 other countries included within All Other Countries. For the nine months ended September 30, 2023, $11.1 million of revenue was generated in five countries included within All Other Countries, representing approximately 25% of Total Revenues, with each country responsible for approximately 4% to 7% of the total. Remaining revenue was generated by sales in 58 other countries included within All Other Countries. No revenue was generated in the United States for the three and nine months ended September 30, 2024.

5.	Inventory

Inventory consists of the following (in thousands):

	September 30, 2024	December 31, 2023
Finished goods	$2,748	$3,427
Work in progress	1,005	967
Raw materials	815	1,777

Total Inventory	$4,568	$6,171

Inventory is stated net of $0.7 million and less than $0.1 million for the provision for excess and obsolete inventory as of September 30, 2024 and December 31, 2023, respectively.

6.	Property and Equipment, net

Property and equipment consist of the following (in thousands):

	Estimated Useful Life (in Years)	September 30, 2024	December 31, 2023
Computers and purchased software	3	$618	$618
Leasehold improvements	Shorter of useful life or lease term	1,943	1,943
Furniture and fixtures	5	291	291
Machinery and equipment	3-5	3,507	2,893

Property and equipment—at cost		6,359	5,745

Less accumulated depreciation and amortization		(4,169)	(3,559)

Construction in progress		890	1,195

Property and equipment—net		$3,080	$3,381

Depreciation expense was $0.2 million for each of the three months ended September 30, 2024 and 2023, and $0.8 million and $0.6 million for the nine months ended September 30, 2024 and 2023, respectively, recorded as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cost of revenue	$119	$63	$433	$280
Research and development	63	48	161	131
General and administrative	19	34	104	104
Sales and marketing	14	15	80	43

Total depreciation and amortization expense	$215	$160	$778	$558

7.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	September 30, 2024	December 31, 2023
Marketing reimbursement	$930	$2,834
Accrued compensation	1,733	1,687
Accrued clinical trials and R&D	81	3,694
Accrued selling and marketing	592	1,110
Accrued professional fees	493	1,505
Accrued warranty	16	44
Accrued restructuring	—	655
Other accrued expenses	4,128	3,966

Total accrued expenses and other current liabilities	$7,973	$15,495

In connection with strategic initiatives implemented during the year ended December 31, 2023, the Company’s management approved and initiated plans to reduce its cost structure. During the nine months ended September 30, 2024, the Company recorded less than $0.1 million in restructuring charges and paid $0.7 million in restructuring charges. No restructuring charges were incurred or paid during the three months ended September 30, 2024.

8.	Debt

The components of the Company’s third-party debt consist of the following (in thousands):

	September 30, 2024	December 31, 2023
Fortress Term Loan	$—	$43,100
RTW Convertible Notes	49,320	—
Total principal amount of debt	49,320	43,100
Change in fair value	(13,230)	—
Plus: Accretion	—	148
Less: current portion of long-term debt, net of discounts	—	(38,643)
Less: unamortized deferred financing costs and debt discounts	—	(4,605)

Long-term debt, net of current portion and discounts	$36,090	$—

As of December 31, 2023, the fair value for the Company’s Fortress Term Loan approximated the carrying amount.

Term Loans

2021 Term Loan

In March 2021, the Company entered into a loan and security agreement (as amended, the “2021 Term Loan” and the “2021 Term Loan Agreement”) with Runway Growth Credit Fund, Inc. (“Runway”) that provided for borrowings up to $25.0 million.

In December 2021, the 2021 Term Loan Agreement was amended (the “Amendment”) to extend the maturity date of the 2021 Term Loan to December 30, 2025 and provide for an additional $20.0 million of borrowings. In December 2021, the Company issued warrants exercisable for 132,979 shares of Legacy Allurion Series C preferred stock as consideration for the Amendment and the draw down related to the 2021 Term Loan Agreement. The fair value of these warrants was determined to be $0.3 million upon issuance and are classified as a warrant liability on the condensed consolidated balance sheet as of September 30, 2024 and December 31, 2023 (see Note 10, Fair Value Measurements). Upon the closing of the Business Combination, these warrants were converted into warrants exercisable for 130,053 shares of Allurion Common Stock.

In June 2022, the 2021 Term Loan Agreement was amended to revise definitional terms for certain milestone events, the final payment amount and certain financial covenants. In September 2022, the 2021 Term Loan Agreement was further amended to, among other things, increase additional borrowing up to $15.0 million.

During June through December of 2022, the Company drew an additional $30.0 million of the 2021 Term Loan and warrants exercisable for 88,440 shares of Series D-1 preferred stock were issued. The fair value of these warrants was determined to be $0.8 million upon issuance and are classified as a warrant liability on the consolidated balance sheets as of September 30, 2024 and December 31, 2023 (see Note 10, Fair Value Measurements). Upon the closing of the Business Combination, the warrants exercisable for 88,440 shares of Series D-1 preferred stock were converted into warrants exercisable for 90,476 shares of Allurion Common Stock.

On August 1, 2023, the 2021 Term Loan was paid off using the proceeds from the Fortress Term Loan (see below). The total payoff amount was $58.0 million, consisting of $55.0 million repayment of principal, a $1.1 million prepayment fee, and a $1.6 million final payment fee. The prepayment fee was calculated as 2% of the outstanding principal balance as of August 1, 2023. The final payment fee was calculated as the 3% of the outstanding principal balance as of August 1, 2023 less the original final payment of $0.1 million. The Company recorded a $3.9 million loss on extinguishment of debt in connection with the 2021 Term Loan repayment.

Interest expense for the three months ended September 30, 2023 related to the 2021 Term Loan was $0.8 million, consisting of $0.7 million of contractual interest, and $0.1 million of amortization of the debt discount, amortization of warrant, and term loan accretion. Interest expense for the nine months ended September 30, 2023 related to the 2021 Term Loan was $5.0 million, consisting of $4.7 million of contractual interest, $0.1 million amortization of the debt discount, $0.1 million of amortization of the warrant, and $0.1 million of term loan accretion.

Fortress Term Loan

On August 1, 2023, the Company entered into the Fortress Term Loan pursuant to the Fortress Credit Agreement with Fortress that provided gross proceeds of $60 million. The Fortress Term Loan had a maturity date of June 30, 2027 and accrued interest per annum at a rate of 6.44% plus the greater of (i) the Wall Street Journal Prime Rate and (ii) 3.0%, which interest was payable in arrears on a monthly basis. The Fortress Term Loan provided for an exit payment equal to 3.0% of the Fortress Term Loan (the “Exit Fee”) due upon prepayment or the maturity date of the Fortress Term Loan, in addition to any early prepayment fee. The Exit Fee is treated as additional interest expense and is accreted over the life of the loan using the effective interest method. Proceeds of the Fortress Term Loan were used, in part, to repay all amounts outstanding under the 2021 Term Loan. In connection with the issuance of the Fortress Term Loan, the Company paid issuance costs of $2.5 million, which were recorded as a debt discount and will be amortized over the remaining life of the loan.

On December 29, 2023, the Company entered into an amendment to the Fortress Credit Agreement (the “Fortress Amendment”). The Fortress Amendment waived the December 31, 2023 minimum revenue covenant under the Fortress Credit Agreement and modified the minimum liquidity covenant by increasing the minimum liquidity amount from $12.5 million to $33.5 million until March 31, 2024, $23.5 million from April 1, 2024 to June 30, 2024, $16.9 million from July 1, 2024 to September 30, 2024 and $12.5 million on October 1, 2024 and thereafter. The Fortress Amendment also provided that at any time after March 31, 2024, each lender had the right to convert a portion of the outstanding principal amount, not to exceed the lender’s proportionate share of a maximum of $20.0 million in aggregate outstanding principal amount, into shares of Allurion Common Stock at a conversion price based on the 30-day volume weighted average price (“VWAP”) of Allurion Common Stock on the NYSE ending on the trading day immediately preceding the date of exercise of the lender’s conversion right. As part of the Fortress Amendment, the Company prepaid $20.0 million of the principal outstanding under the Fortress Credit Agreement. Additionally, $3.1 million of fees were incurred and considered paid-in-kind and capitalized as an additional debt discount and added to the outstanding principal amount of the loans under the Fortress Amendment. The fees were amortized through interest expense over the remaining life of the loan. The Fortress Amendment was accounted for as a modification under ASC 470, Debt. In connection with the modification and related prepayment, the Company wrote off $0.8 million of the unamortized debt issuance costs, which was recorded within interest expense on the condensed consolidated statement of operations for the year ended December 31, 2023.

The Company assessed the terms and features of the Fortress Credit Agreement in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. The terms and features assessed include, under certain circumstances, a default interest rate of 3% that will apply to all outstanding obligations during the occurrence and continuance of an event of default. In accordance with ASC 815, Derivatives and Hedging (“ASC 815”), the Company concluded that this feature is not clearly and closely related to the host instrument and represents an embedded derivative (the “Term Loan Derivative Liability”) that is required to be re-measured at fair value on a quarterly basis. At the inception of the Fortress Term Loan, the fair value of the embedded derivative was determined to be immaterial. The Term Loan Derivative Liability was fair valued to zero in connection with the repayment of the Fortress Term Loan, with a corresponding $2.0 million gain recorded in other income, net in the condensed consolidated statement of operations for the three and nine months ended September 30, 2024.

On April 16, 2024, the Company repaid all outstanding obligations under the Fortress Term Loan with proceeds from the Amended Note Purchase Agreement (as defined below) with RTW. The total payoff amount was $48.0 million, consisting of $43.1 million repayment of principal, a $2.7 million prepayment fee, a $1.3 million exit fee, $0.6 million of other fees paid directly to Fortress, and $0.3 million of accrued interest. The Company recorded an $8.7 million loss on extinguishment of debt in connection with the Fortress Term Loan repayment in the condensed consolidated statement of operations for nine months ended September 30, 2024.

Interest expense for the three and nine months ended September 30, 2023 related to the Fortress Term Loan was $1.7 million, consisting of $1.5 million of contractual interest, $0.1 million amortization of the debt discount, and term loan accretion of $0.1 million. The average interest rate during the three months ended September 30, 2023 was 14.94%.

Interest expense for the nine months ended September 30, 2024 related to the Fortress Term Loan was $2.3 million, consisting of $1.9 million of contractual interest, $0.3 million amortization of the debt discount, and term loan accretion of $0.1 million. There was no interest expense for the three months ended September 30, 2024 due to the extinguishment of the Fortress Term Loan on April 16, 2024. The average interest rate through April 16, 2024 was 14.94%.

Convertible Notes

2021 Convertible Notes

In December 2021, the Company entered into a convertible note agreement with investors for gross proceeds of $2.0 million with a stated interest rate of 5.0% per annum (the “2021 Convertible Notes”) and a maturity date 36 months from the date of issuance unless previously converted pursuant to their terms of the agreement. No issuance costs were incurred.

The 2021 Convertible Notes provided that, effective upon either a Special Purpose Acquisition Company (i.e. “deSPAC”) transaction, closing of a qualified financing, or closing of a non-qualified financing, all of the outstanding principal and interest would automatically convert into shares of Legacy Allurion common stock or shares of the same class or series of capital stock issued in the qualified financing in an amount equal to the balance of the 2021 Convertible Notes on the date of conversion divided by the capped conversion price, which is calculated by dividing $600.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2021 Convertible Notes.

Interest expense for each of the three and nine months ended September 30, 2023 related to the 2021 Convertible Notes was less than $0.1 million and $0.1 million, respectively, consisting entirely of contractual interest. Interest expense related to the 2021 Convertible Notes is recorded within Interest expense on the condensed consolidated statement of operations. On August 1, 2023, in connection with the closing of the Business Combination, the outstanding 2021 Convertible Notes were converted into an aggregate 133,617 shares of Allurion Common Stock with a corresponding recognition of APIC of $2.2 million, and are no longer outstanding.

2022 Convertible Notes

In January 2022, the Company entered into a convertible note purchase agreement with investors for gross proceeds of $1.1 million with a stated interest rate of 5.0% per annum (the “2022 Convertible Notes”). The 2022 Convertible Notes were to mature 36 months from the issuance date unless previously converted pursuant to the terms of the agreement. Issuance costs were de minimis. The 2022 Convertible Notes had the same terms as the 2021 Convertible Notes.

Interest expense for each of the three and nine months ended September 30, 2023 related to the 2022 Convertible Notes was less than $0.1 million, consisting entirely of contractual interest. Interest expense related to the 2022 Convertible Notes is recorded within Interest expense on the condensed consolidated statement of operations. On August 1, 2023, in connection with the closing of the Business Combination, the outstanding 2022 Convertible Notes were converted into an aggregate 83,216 shares of Allurion Common Stock with a corresponding recognition of APIC of $1.2 million, and are no longer outstanding.

2023 Convertible Notes

Between February and August 2023, the Company entered into a convertible note purchase agreement, and related side letters, for the sale of convertible notes (the “2023 Convertible Notes”) to certain investors for gross proceeds of $28.7 million, with a stated interest rate of 7.0% per annum. The 2023 Convertible Notes provided that they would mature on December 31, 2026 unless previously converted pursuant to the terms of the note purchase agreement. The 2023 Convertible Notes also provided that, effective upon a deSPAC transaction, all of the outstanding principal and interest would automatically convert into a number of shares of Legacy Allurion common stock equal to the balance of the 2023 Convertible Notes on the date of conversion divided by the discounted capped conversion price, which is calculated by dividing $217.3 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2023 Convertible Notes.

Additionally, the 2023 Convertible Notes provided that, effective upon the closing of a qualified financing, holders of the 2023 Convertible Notes could optionally accelerate repayment of the principal and interest of the 2023 Convertible Notes or convert all of the outstanding principal and interest into shares of Legacy Allurion common stock or shares of the same class or series of capital stock issued in the qualified financing equal to the balance of the 2023 Convertible Notes on the date of conversion divided by the greater of the capped price or the discounted price. The capped price is calculated by dividing $260.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2023 Convertible Notes, and the discounted price is calculated as 85% of the cash price of the same class or series of capital stock issued in the qualified financing. The 2023 Convertible Notes are accounted for under the fair FVO election of ASC 825 as the notes contain embedded derivatives, including the automatic conversion upon a deSPAC transaction prior to the deSPAC deadline, voluntary conversion upon a qualified financing, automatic repayment upon a sale event, and conversion rate adjustment, which would require bifurcation and separate accounting. These convertible notes are initially measured at their issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date.

Interest expense for each of the three and nine months ended September 30, 2023 related to the 2023 Convertible Notes was $0.1 million and $0.5 million, respectively, consisting entirely of contractual interest. Interest expense related to the 2023 Convertible Notes is recorded within Interest expense on the condensed consolidated statement of operations.

On May 2, 2023 the Company entered into termination agreements (the “Termination Agreements”) with respect to side letters entered into with certain holders of the 2023 Convertible Notes. With respect to the Termination Agreement with HVL, the Company had the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under such holder’s 2023 Convertible Note (the “HVL Bridge Note”), including by way of (a) a $2 million payment in cash by the Company to HVL on May 2, 2023, $1.5 million of which was deemed a prepayment penalty and recorded as other expense on the income statement, with the remaining $0.5 million recorded as a reduction of the principal amount, (b) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, an additional payment of at least $6 million, up to the then-outstanding principal amount, plus accrued interest, under the HVL Bridge Note by way of (i) payment in cash by the Company and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the additional payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by the Company. The Termination Agreements were accounted for as a modification of debt and the modified convertible notes continued to be accounted for under the FVO with any change in fair value recognized in other expense on the income statement.

In addition, under the Termination Agreement executed with HVL, the Company agreed to issue to HVL a number of shares of Allurion Common Stock (“PubCo Additional Shares”) equal to (a) the outstanding principal and accrued interest under the HVL Bridge Note immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (after giving effect to the payment of the repayments) divided by $5.00, plus (b) 300,000 shares of Allurion Common Stock. The PubCo Additional Shares were accounted for as a freestanding financing liability. The liability for the PubCo Additional Shares was initially measured at its issue-date estimated fair value and subsequently remeasured at fair value at each reporting period, with changes in fair value reflected in earnings until the PubCo Additional Shares were issued. A $3.4 million liability was recorded at issuance for the PubCo Additional Shares as Other liabilities on the balance sheet. On August 1, 2023, upon closing of the Business Combination, HVL was issued 387,696 PubCo Additional Shares with a corresponding recognition of APIC of $2.7 million, and the liability is no longer outstanding.

Further on May 2, 2023, RTW and Fortress as the Backstop Purchasers entered into the Backstop Agreement with the Company, Legacy Allurion and HVL. Pursuant to the Backstop Agreement, each Backstop Purchaser agreed that to the extent any HVL Bridge Notes remained outstanding prior to the consummation of the Business Combination, such Backstop Purchaser would, at the closing of the Business Combination, purchase up to $2.0 million of the HVL Bridge Notes from HVL in exchange for shares of Allurion Common Stock (the “Base PubCo Shares”, “Backstop Shares” and “Conditional Additional PubCo Shares”). The Base PubCo Shares and Backstop Shares were accounted for as a freestanding financing liability. The Base PubCo Shares and Backstop Shares liability was initially measured at its issue-date estimated fair value and subsequently remeasured at fair value at each reporting period with changes in fair value reflected in earnings until the Base PubCo Shares and Backstop Shares were issued. A $3.3 million liability was recorded at issuance for the Base PubCo Shares and Backstop Shares liability as Other liabilities on the balance sheet. On August 1, 2023, upon closing of the Business Combination, per the terms of the Fortress Term Loan, the Amended and Restated RTW Side Letter and Backstop Agreement, the Backstop Purchasers were each issued 950,000 shares of Allurion Common Stock with a corresponding recognition of APIC of $13.4 million, and the liability is no longer outstanding.

On August 1, 2023, immediately prior to the closing of the Business Combination, the Company repaid $6.3 million of the HVL Bridge Note, leaving a principal balance of $6.3 million. Each Backstop Purchaser then purchased $2.0 million principal amount of the outstanding portion of the HVL Bridge Note, Allurion canceled the existing HVL Bridge Note and issued a new convertible note to HVL for the remaining balance together with all unpaid interest accrued since the date of issuance of $2.7 million, Allurion issued convertible notes to each Backstop Purchaser with an issuance date of the Closing Date (August 1, 2023) and an original principal amount of $2.0 million each, and Allurion issued 700,000 shares of Allurion Common Stock to each Backstop Purchaser. Additionally, the outstanding 2023 Convertible Notes were converted into an aggregate 3,084,389 shares of Allurion Common Stock with a corresponding recognition of APIC of $22.2 million, and are no longer outstanding.

RTW Convertible Notes

On April 14, 2024, the Company entered into a note purchase agreement (the “Original Note Purchase Agreement”) with RTW as agent for the purchasers (the “Purchasers”) party thereto from time to time (RTW in such capacity, the “Principal Purchaser”), and Acquiom Agency Services LLC (“Acquiom”) as collateral agent for the Purchasers. Subsequently, on April 16, 2024, the Company, the Principal Purchaser, the Purchasers, and Acquiom entered into the First Amendment to the Original Note Purchase Agreement (the Original Note Purchase Agreement as amended, the “Amended Note Purchase Agreement”).

Pursuant to the Amended Note Purchase Agreement, the Company issued and sold $48.0 million of convertible senior secured notes (the “RTW Convertible Notes”). The RTW Convertible Notes bear interest at an annual rate of 6%, which interest is paid quarterly in cash or, at the Company’s option, in kind for the first three years. The RTW Convertible Notes will mature on April 16, 2031 unless previously converted pursuant to the terms of the Amended Note Purchase Agreement. The RTW Convertible Notes are convertible into shares of Allurion Common Stock, at a Purchaser’s election at any time after the earliest of (i) the date on which Stockholder Approval (as defined below) is obtained, (ii) December 31, 2025, (iii) the date of a Fundamental Change Company Notice (as defined in the Amended Note Purchase Agreement), and (iv) the Make-Whole Fundamental Change Effective Date (as defined in the Amended Note Purchase Agreement), subject to certain terms and limitations in the Amended Note Purchase Agreement, based on a conversion rate of 617.2840 shares of common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $1.62 per share, which represents a 35% premium to the lowest price per share in an equity financing for capital raising purposes ending on the date on which the Company has raised aggregate gross offering proceeds of at least $15,000,000 (the “Next Equity Financing”). On July 1, 2024, we consummated the Public Offering, as described elsewhere in this Quarterly Report on Form 10-Q, which constituted a Next Equity Financing. The Amended Note Purchase Agreement provides that unless and until requisite approval of the Company’s stockholders is obtained (“Stockholder Approval”), the Company will not deliver Allurion Common Stock upon conversion of the RTW Convertible Notes in excess of 1% of the number of shares of Allurion Common Stock outstanding as of April 14, 2024.

The RTW Convertible Notes are accounted for under the FVO election of ASC 825 as the notes contain embedded derivatives, including the conversion upon Stockholder Approval, the conversion upon a Fundamental Change Company Notice, the conversion upon a Make-Whole Fundamental Change, redemption upon the event of default, and redemption upon a Fundamental Change, which would require bifurcation and separate accounting. The RTW Convertible Notes were initially measured at their issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The fair value of the RTW Convertible Notes at issuance was $49.1 million, with a corresponding $1.1 million loss recognized in Other income, net in the condensed consolidated statement of operations. In connection with the issuance of the RTW Convertible Notes and RIFA Amendment (as defined below), we incurred $1.4 million in issuance costs, which were directly expensed through general and administrative expense due to the FVO election of the RTW Convertible Notes and Revenue Interest Financing.

For the three months ended September 30, 2024, the Company recorded gains of $1.8 million and $3.1 million through the condensed consolidated statements of operations and other comprehensive income (loss), respectively. For the nine months ended September 30, 2024, the Company recorded gains of $10.0 million and $3.0 million through the condensed consolidated statements of operations and other comprehensive income (loss), respectively.

The Amended Note Purchase Agreement contains financial maintenance covenants, which require (i) the Company maintain not less than $12,500,000 in unrestricted cash in controlled accounts in the U.S. at all times, (ii) the Company to receive minimum trailing twelve-month consolidated revenue at amounts designated in the Amended Note Purchase Agreement, tested quarterly beginning with the twelve-month period ending March 31, 2025, and (iii) the Company’s and its subsidiaries’ consolidated business operations outside the United States to be profitable for the trailing three-month period, tested quarterly beginning with the three-month period ending December 31, 2025. The Company is in compliance with the covenants in the Amended Note Purchase Agreement as of September 30, 2024.

The Company elected paid in kind interest for the three and nine months ended September 30, 2024 related to the RTW Convertible Notes.

9.	Revenue Interest Financing, Side Letter, and PIPE Conversion Option

On February 9, 2023, Legacy Allurion entered into the Revenue Interest Financing Agreement. Pursuant to the Revenue Interest Financing, at the closing of the Business Combination, RTW paid Allurion an aggregate of $40.0 million Investment Amount. In exchange for the Investment Amount, Allurion will remit revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries at a rate up to 6.0% of annual net sales prior to December 31, 2026. On or after January 1, 2027, the Company will remit revenue interest payments at a rate up to 10.0% of annual net sales, and it will continue to make revenue interest payments to RTW until December 31, 2030.

If RTW has not received aggregate revenue interest payments equal to at least 100% of the Investment Amount by December 31, 2027, the Company must make a cash payment in an amount sufficient to catch RTW up to 100% of the Investment Amount. If RTW has not received revenue interest payments equal to at least 240% of the Investment Amount by December 31, 2030, the Company must make a cash payment in an amount sufficient to catch RTW up to 240% of the Investment Amount. In any event, RTW shall not receive aggregated revenue interest payments in excess of 260% of the Investment Amount (the “Hard Cap”). In addition, prior to December 31, 2025, the Company may prepay a pre-specified payment amount (the “Prepayment Amount”) and terminate the Revenue Interest Financing Agreement. The Prepayment Amount shall be an amount equal to 165% of the Investment Amount less the sum of all revenue interest payments made to RTW prior to such date of prepayment.

The Revenue Interest Financing is accounted for under the FVO election of ASC 825 as the Revenue Interest Financing contains embedded derivatives, including the requirements to settle the Revenue Interest Financing prior to maturity upon the occurrence of certain contingent events and our ability to prepay the Revenue Interest Financing, which would require bifurcation and separate accounting. The Revenue Interest Financing was initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. Changes in fair value are recorded as a component of Other income (expense) in the condensed consolidated statements of operations. A portion of the estimated change in fair value must be reported in other comprehensive loss to the extent that it is attributable to instrument-specific credit risk. In connection with the issuance of the Investment Amount, we paid $1.2 million in issuance costs in August 2023, which were directly expensed through general and administrative expense due to the FVO election. As of September 30, 2024, the Company has made $3.6 million in royalty payments to RTW. Refer to Note 10, Fair Value Measurements, for additional information regarding the changes in fair value of the Revenue Interest Financing.

Concurrently, and in connection with the Amended Note Purchase Agreement, the Revenue Interest Financing Agreement was amended pursuant to the Omnibus Amendment (the “RIFA Amendment”) by and among the Company, Allurion Opco, Allurion Australia Pty Ltd, a proprietary limited company organized under the laws of Australia and a wholly-owned subsidiary of the Company, the Original RIFA Investors (as defined therein) and RTW, on April 14, 2024. The RIFA Amendment, among other things, increased the rate of revenue interest payments to be paid to RTW on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries for net sales less than or equal to $100 million prior to December 31, 2026 from 6% to 12% and increased the rate on net sales in less than or equal to $100 million on or after January 1, 2027 from 10% to 12%. Additionally, the Prepayment Amount was modified such that, prior to March 31, 2026, the Company is entitled to settle the Revenue Interest Financing for a prepayment amount that would allow the investors to yield a 20% internal rate of return.

In connection with the Company entering into the Revenue Interest Financing, if, at any time beginning 12 months and ending 24 months following the closing of the Mergers, the VWAP per share of Allurion Common Stock is less than $7.04 for the average of 20 trading days within any 30 trading day period (“Stock Price Drop”); and the absolute value of the percentage decrease of such Stock Price Drop measured from a reference price of $10.00 per share of Allurion Common Stock is greater than the absolute value of the percentage decrease in the VWAP of a comparable publicly traded peer index as defined in the Amended and Restated RTW Side Letter over the same time period, then RTW may elect to convert up to $7.5 million of its initial PIPE Investment into additional revenue interest financing to be added to the Investment Amount by forfeiting a number of shares of Allurion Common Stock acquired in the PIPE Investment. Such additions to the Investment Amount would result in proportional increases to the minimum aggregate revenue interest payments described above. The PIPE Conversion Option is accounted for as a derivative under ASC 815. The PIPE Conversion Option was initially measured at its issue-date estimated fair value of $3.3 million within Other liabilities on the condensed consolidated balance sheets with corresponding recognition of expense at inception as there is no right received by the Company that meets the definition of an asset and the transaction did not involve a distribution or a dividend. The PIPE Conversion Option liability is subsequently remeasured at its estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense).

The RIFA Amendment was accounted for as a modification with the change in fair value of the PIPE Conversion Option treated as an exchange between the Company and RTW as part of the RIFA Amendment. As such, the Revenue Interest Financing and PIPE Conversion Option were remeasured as of April 16, 2024 just prior to the RIFA Amendment, to $33.0 million and $6.6 million, respectively. The Revenue Interest Financing and PIPE Conversion Option were subsequently remeasured as of April 16, 2024 under the terms of the RIFA Amendment, to $39.0 million and $4.6 million, respectively. As of September 30, 2024, the fair value of the Revenue Interest Financing and PIPE Conversion Option were $38.5 million and $9.9 million, respectively.

For the three months ended September 30, 2024, the Company recorded a $6.7 million loss and a $5.8 million gain on the Revenue Interest Financing through the condensed consolidated statements of operations and other comprehensive income (loss), respectively. For the nine months ended September 30, 2024, the Company recorded a $5.4 million loss and a $0.6 million gain on the Revenue Interest Financing through the condensed consolidated statements of operations and other comprehensive income (loss), respectively. The changes in fair value were recorded in the Changes in fair value of Revenue Interest Financing and PIPE Conversion Option in the condensed consolidated statement of operations.

10.	Fair Value Measurements

The following tables present the fair value hierarchy for the Company’s assets and liabilities that are measured at fair value at issuance date and on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

Fair Value Measurement as of September 30, 2024
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$23,749	$23,749	$—	$—

Total assets	$23,749	$23,749	$—	$—

Liabilities:
Legacy Allurion Common Stock Warrant Liabilities	$71	$—	$—	$71
Public Warrants	531	531	—	—
Public Offering Warrants	5,970	—	—	5,970
Private Placement Warrants	810	—	—	810
Revenue Interest Financing	38,500	—	—	38,500
PIPE Conversion Option	9,850	—	—	9,850
Earn-out Liability	1,850	—	—	1,850
RTW Convertible Notes	36,090	—	—	36,090
Success Fee Derivative Liability	14	—	—	14

Total Liabilities	$93,686	$531	$—	$93,155

Fair Value Measurement as of December 31, 2023
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$30,582	$30,582	$—	$—

Total assets	$30,582	$30,582	$—	$—

Liabilities:
Legacy Allurion Common Stock Warrant Liabilities	$821	$—	$—	$821
Public Warrants	5,943	5,943	—	—
Revenue Interest Financing	36,200	—	—	36,200
PIPE Conversion Option	5,600	—	—	5,600
Earn-out Liability	23,990	—	—	23,990
Term Loan Derivative Liability	1,895	—	—	1,895
Success Fee Derivative Liability	14	—	—	14

Total Liabilities	$74,463	$5,943	$—	$68,520

Public Warrants

As a result of the Business Combination on August 1, 2023, the Company recorded a liability for Public Warrants to purchase the Company’s Common Stock. The Public Warrants are traded on the NYSE and are recorded at fair value using the closing price as September 30, 2024 of $0.04, which is a Level 1 input.

Legacy Allurion Warrants, Public Offering Warrants, and Private Placement Warrants

The Company has classified the Legacy Allurion Common Stock Warrants, Public Offering Warrants (defined below), and Private Placement Warrants (defined below) within Level 3 of the hierarchy as the fair value is derived using the Black-Scholes option pricing model, which uses a combination of observable (Level 2) and unobservable (Level 3) inputs. See table below for the assumptions used in the pricing model of the Legacy Allurion Common Stock Warrants, Public Offering Warrants, and Private Placement Warrants:

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
Legacy Allurion Series C Preferred Stock warrants (as converted to Common)	September 30, 2024	3.65%	$6.73	$0.61	90%	6.50
Legacy Allurion Other Common Stock	September 30, 2024	3.59%	1.05	0.61	90%	2.94
Legacy Allurion Series D-1 Preferred Stock warrants (as converted to Common)	September 30, 2024	3.65%-3.71%	12.14	0.61	90%	6.5-7.96
Public Offering Warrants	September 30, 2024	3.58%	1.20	0.61	90%	4.75
Private Placement Warrants	September 30, 2024	3.58%	1.20	0.61	90%	4.75

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
Legacy Allurion Series C Preferred Stock warrants (as converted to Common)	December 31, 2023	3.88%	6.73	$3.74	100%	7.25
Legacy Allurion Other Common Stock	December 31, 2023	3.95%	1.05	3.74	100%	3.69
Legacy Allurion Series D-1 Preferred Stock warrants (as converted to Common)	December 31, 2023	3.88%	12.14	3.74	100%	7.25-8.71

Expected dividend yield for all calculations is 0.00%.

The following table reconciles the changes in fair value for the three and nine months ended September 30, 2024 and 2023 of the warrant liabilities valued using Level 3 inputs:

	Preferred Stock Warrants (as converted to Common)	Common Stock Warrants	Public Offering Warrants	Private Placement Warrants	Total
Balance – June 30, 2023	$2,679	$1,351	—	—	$4,030
Change in fair value	(1,571)	(555)	—	—	(2,126)
Exercise of warrants	(53)	—	—	—	(53)
Derecognition of liability to equity	(340)	(589)	—	—	(929)

Balance – September 30, 2023	$715	$207	$—	$—	$922

Balance – June 30, 2024	$110	$35	—	—	$145
Fair value at issuance	—	—	13,157	1,670	14,827
Change in fair value	(55)	(19)	(7,187)	(860)	(8,121)

Balance – September 30, 2024	$55	$16	$5,970	$810	$6,851

	Preferred Stock Warrants (as converted to Common)	Common Stock Warrants	Public Offering Warrants	Private Placement Warrants	Total
Balance – January 1, 2023	$1,777	$596	$—	$—	$2,373
Change in fair value	(647)	200	—	—	(447)
Exercise of warrants	(75)	—	—	—	(75)
Derecognition of liability to equity	(340)	(589)	—	—	(929)

Balance – September 30, 2023	$715	$207	$—	$—	$922

Balance – January 1, 2024	$642	$179	$—	$—	$821
Fair value at issuance	—	—	13,157	1,670	14,827
Change in fair value	(587)	(163)	(7,187)	(860)	(8,797)

Balance – September 30, 2024	$55	$16	$5,970	$810	$6,851

2019 Term Loan Success Fee Derivative Liability

The derivative liability for the success fee associated with Legacy Allurion’s November 2019 loan and security agreement with Western Alliance Bank (the “2019 Term Loan” and such fee, the “Success Fee”) was recorded at fair value as of September 30, 2024 and December 31, 2023 using the following assumptions: weighted-average probability for the likelihood of a change in control or liquidity event within four years from the initial valuation date of the derivative liability and a market-based discount rate that will increase or decrease each period based on changes in the probability in the future cash flows.

2023 Convertible Notes

The 2023 Convertible Notes were accounted for using the FVO election. Under the FVO election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently re-measured at estimated fair value on a recurring basis at each reporting period date. The fair value was measured as of August 1, 2023, just prior to the conversion of the 2023 Convertible Notes, using the share price at conversion ($7.04 per share). Upon the conversion of the 2023 Convertible Notes, the convertible note liability was derecognized.

Revenue Interest Financing and PIPE Conversion Option

The Revenue Interest Financing is accounted for using the FVO election. Under the FVO election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The fair value of the Revenue Interest Financing was remeasured as of September 30, 2024 and December 31, 2023 using a discounted cash flow (“DCF”) method under the income approach utilizing future revenue projections and a discount rate of 23.5% and 24.4%, respectively.

The fair value of the PIPE Conversion Option was accounted for as a derivative under ASC 815. The instrument is measured using a Monte Carlo Simulation Method (“MCSM”) using the number of shares convertible of 1,065,341 and the following assumptions:

	September 30, 2024	December 31, 2023
Stock Price	$0.61	$3.74
Risk-free interest rate	4.03%	4.46%
Expected term (in years)	0.8	1.6
Expected volatility	130.0%	82.5%

Earn-Out Liability

Upon the closing of the Business Combination, the Earn-Out Shares were accounted for as a liability because the triggering events that determine the number of shares to be earned included events that were not indexed to Allurion Common Stock, with the change in fair value recognized in Change in the fair value of earn-out liabilities in the consolidated statement of operations. The estimated fair value of the Earn-Out Shares was determined using a MCSM with the following assumptions at each valuation date:

	September 30, 2024	December 31, 2023
Stock Price	$0.61	$3.74
Risk-free interest rate	3.6%	3.9%
Expected term (in years)	3.8	4.6
Expected volatility	105.0%	87.0%

Term Loan Derivative Liability

The Term Loan derivative liability associated with the Fortress Term Loan was derecognized during the second quarter of 2024 as the Fortress Term Loan was repaid on April 16, 2024.

RTW Convertible Notes

The RTW Convertible Notes are accounted for using the FVO election. Under the FVO election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently measured at estimated fair value on a recurring basis at each reporting period date. The fair value of the RTW Convertible Notes was remeasured as of September 30, 2024 using a DCF method under the income approach with a MCSM applied to determine the simulated stock price at each payment date and event that may trigger conversion of the RTW Convertible Notes. The fair value was measured using the $48.0 million principal amount of the RTW Convertible Notes and the following assumptions:

September 30, 2024
Stock Price	$0.61
Risk-free interest rate	3.6%
Expected term (in years)	6.5
Expected volatility	90.0%

The changes in the fair values of the Success Fee derivative liability, 2023 Convertible Notes, Revenue Interest Financing, PIPE Conversion Option, Earn-out liability, Term Loan Derivative liability, RTW Convertible Notes, PubCo Share liability, Base PubCo and Backstop Share liability, and Warrant Overallotment Liability categorized with Level 3 inputs for the three and nine months ended September 30, 2024 and 2023 were as follows:

	Success Fee Derivative Liability	2023 Convertible Notes	Revenue Interest Financing	PIPE Conversion Derivative	Earn-Out Liability	Term Loan Derivative Liability	RTW Convertible Notes	PubCo Share Liability	Base PubCo & Backstop Share Liability	Total
Balance – June 30, 2023	$213	$16,793	$—	$—	$—	$—	$—	$3,327	$3,305	$23,638
Fair value upon issuance	—	9,150	$40,000	3,340	53,040	—	—	—	—	$105,530
Change in fair value	(201)	6,008	(3,400)	2,100	(24,330)	—	—	(599)	10,065	$(10,357)
Repayments of debt	—	(10,250)	—	—	—	—	—	—	—	$(10,250)
Derecognition of liability to equity	—	(21,701)	—	—	—	—	—	(2,728)	(13,370)	$(37,799)

Balance – September 30, 2023	$12	$—	$36,600	$5,440	$28,710	$—	$—	$—	$—	$70,762

Balance – June 30, 2024	$14	$—	$39,000	$5,450	$4,110	$—	$40,950	$—	$—	$89,524
Change in fair value	—	—	6,704	4,400	(2,260)	—	(1,790)	—	—	7,054
Change in fair value - OCI	—	—	(5,800)	—	—	—	(3,070)	—	—	(8,870)
Repayments of debt	—	—	(1,404)	—	—	—	—	—	—	(1,404)

Balance – September 30, 2024	$14	$—	$38,500	$9,850	$1,850	$—	$36,090	$—	$—	$86,304

	Success Fee Derivative Liability	2023 Convertible Notes	Revenue Interest Financing	PIPE Conversion Derivative	Earn-Out Liability	Term Loan Derivative Liability	RTW Convertible Notes	PubCo Share Liability	Base PubCo & Backstop Share Liability	Total
Balance – January 1, 2023	$178	$—	$—	$—	$—	$—	$—	$—	$—	$178
Fair value upon issuance	—	28,700	$40,000	3,340	53,040	—	—	3,370	3,264	131,714
Change in fair value	(166)	3,751	(3,400)	2,100	(24,330)	—	—	(642)	10,106	(12,581)
Repayments of debt	—	(10,750)	—	—	—	—	—	—	—	(10,750)
Derecognition of liability to equity	—	(21,701)	—	—	—	—	—	(2,728)	(13,370)	(37,799)

Balance – September 30, 2023	$12	$—	$36,600	$5,440	$28,710	$—	$—	$—	$—	$70,762

Balance – January 1, 2024	$14	$—	$36,200	$5,600	$23,990	$1,895	$—	$—	$—	$67,699
Fair value upon issuance	—	—	—	—	—	—	49,100	—	—	49,100
Change in fair value	—	—	5,358	4,250	(22,140)	(1,895)	(10,020)	—	—	(24,447)
Change in fair value - OCI	—	—	(600)	—	—	—	(2,990)	—	—	(3,590)
Repayments of debt	—	—	(2,458)	—	—	—	—	—	—	(2,458)

Balance – September 30, 2024	$14	$—	$38,500	$9,850	$1,850	$—	$36,090	$—	$—	$86,304

The change in fair value of the Success Fee derivative liability, 2023 Convertible Notes, Revenue Interest Financing, PIPE Conversion Option, Earn-Out liability, Term Loan Derivative liability, RTW Convertible Notes, Pubco Share liability, and Base PubCo and Backstop Share liability at each period is recorded as a component of Other income (expense) in the condensed consolidated statements of operations, with the exception of the changes in fair value associated with the change in credit risk related to the Revenue Interest Financing and RTW Convertible Notes, which is recorded as a component of other comprehensive loss.

11.	Income Taxes

The Company recorded income tax expense of $0.1 million and $0.2 million for the three and nine months ended September 30, 2024, respectively, representing effective tax rates of (0.8%) and (3.9%), respectively. The Company recorded income tax expense for the three and nine months ended September 30, 2023 of less than $0.1 million and $0.1 million, respectively, representing effective tax rates of (0.2%) and (0.1%), respectively. The tax expense recorded relates to the earnings of the Company’s profitable foreign subsidiaries.

As of September 30, 2024 and 2023, the Company maintained a full valuation allowance against its net deferred tax assets as the Company has incurred significant operating losses since inception and has concluded that its net deferred tax asset is not more-likely-than-not realizable.

As of September 30, 2024 and 2023, the Company has not recorded tax reserves for any uncertain tax provisions.

12.	Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Preferred Equity

On June 28, 2024, the Company entered into a subscription agreement (the “Subscription Agreement”) with RTW, pursuant to which the Company agreed to sell to RTW 2,260,159 shares of a newly created series of preferred stock, the Series A non-voting convertible preferred stock, par value $0.0001 per share (“Series A Preferred Stock”), and 2,260,159 private placement warrants (“Private Placement Warrants”) to purchase common stock, equal to the per share Public Offering (defined below) price for the shares of common stock and Public Offering Warrants (defined below) in the Public Offering (the “Private Placement”). The Private Placement closed on July 1, 2024 with net proceeds received of $2.5 million after deducting offering costs of $0.2 million.

The Private Placement Warrants met the definition of a derivative under ASC 815. The gross proceeds from the Private Placement were first allocated to the Private Placement Warrants based on its issue-date estimated fair value of $1.7 million. The Private Placement Warrants are subsequently remeasured at their estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense). The remaining gross proceeds of $1.0 million were allocated to the Series A Preferred Stock. Of the $0.2 million in offering costs, $0.1 million was recorded against the Series A Preferred Stock as a reduction of proceeds and $0.1 million was expensed as general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss.

The Allurion Certificate of Incorporation authorizes the issuance of up to 100,000,000 shares of Allurion preferred stock. As of September 30, 2024, 2,260,159 shares of Allurion Series A Preferred Stock were outstanding. The rights and preferences of the Series A Preferred Shares are as follows:

Voting Rights

The Series A Preferred Stockholders have no voting rights.

Dividend Rights

The Series A Preferred Stock participates in dividends with Common Stock on an as-converted basis when declared by the Board of Directors. No dividends were declared through September 30, 2024.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, payment shall be made to the holders of shares of Series A Preferred Stock on a pari passu basis with all holders of Common Stock. Each Series A Preferred Stock holder shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of Common Stock would receive if such holder’s Series A Convertible Preferred Stock were fully converted to Common Stock plus an additional amount equal to any dividends declared but unpaid to such share.

Conversion Rights

Each share of Series A Preferred Stock is convertible after the date that the Company’s stockholders approve the conversion of the Series A Preferred Stock into shares of Common Stock in accordance with the listing rules of the NYSE (the “Series A Stockholder Approval”). Upon the Series A Stockholder Approval, each share of Series A Preferred Stock then outstanding shall automatically convert into (i) a number of shares of Common Stock equal to the number of Series A Preferred Stock outstanding at the time of conversion, adjustable for certain dilutive events, and (ii) pre-funded conversion warrants in the form agreed by the holder and the Company, exercisable for a number of shares of Common Stock equal to the number of Series A Preferred Stock outstanding at the time of conversion, adjustable for certain dilutive events.

Redemption

Each share of Series A Preferred Stock outstanding on December 31, 2026 (the “Redemption Date”) shall be automatically redeemed by the Company for cash at a redemption price equal to the volume-weighted average price per share of the Common Stock on the NYSE during the twenty consecutive trading day period ending and including the trading day immediately preceding the Redemption Date (the “Redemption Price”). The Series A Preferred Stock is redeemable at a determinable price (the Redemption Price) on a fixed date (the Redemption Date), which results in mezzanine equity classification (outside of permanent equity) on the Company’s consolidated balance sheet.

Common Equity

The Allurion Certificate of Incorporation authorizes the issuance of up to 1,000,000,000 shares of Allurion Common Stock. As of September 30, 2024 and December 31, 2023, 64,369,381 and 47,688,096 shares of Common Stock were outstanding, respectively.

On June 28, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC and TD Securities (USA) LLC, as representative of the several underwriters (the “Underwriters”), pursuant to which the Company agreed to issue and sell 14,406,508 shares of the Company’s Common Stock and warrants (“Public Offering Warrants”) to purchase up to 14,406,508 shares of the Company’s Common Stock at an offering price of $1.20 per share and accompanying warrant (the “Public Offering”). The Public Offering closed on July 1, 2024 with net proceeds received of $15.2 million after deducting underwriting discounts of $1.0 million and offering costs of $1.0 million. The Underwriters fully exercised their option for additional Public Offering Warrants, with 2,160,976 additional Public Offering Warrants issued at closing, for a total of 16,567,484 Public Offering Warrants. Further, the Underwriters exercised a portion of the option with respect to the Common Stock (the “Share Overallotment”) on July 5, 2024 for net proceeds of $2.2 million, which resulted in the issuance of 1,927,265 shares of the Company’s Common Stock at an offering price of $1.20 per share.

The Public Offering Warrants met the definition of a derivative under ASC 815 and the Share Overallotment met the requirements for equity classification under ASC 815. The $17.4 million in net proceeds from the Public Offering and exercise of the Share Overallotment were first allocated to the Public Offering Warrants based on their issue-date estimated fair value of $13.2 million. The Public Offering Warrants are subsequently remeasured at their estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense). The $0.8 million offerings costs allocated to the Public Offering Warrants were expensed as general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss. The remaining net proceeds of $5.1 million were allocated to Common Stock and APIC.

The number of shares of Common Stock that have been reserved for issuance upon the potential conversion or exercise, as applicable, of the Company’s securities as of September 30, 2024, is as follows:

Outstanding options to purchase Common Stock	7,108,316
Restricted Stock Units	530,778
Warrants to purchase Common Stock	19,231,301
Shares of Common Stock issued upon the exercise of Public Warrants	18,759,554
Series A Preferred Stock	2,260,159
Earn-Out Shares	9,000,000
Convertible Notes	479,196

Total	57,369,304

Warrants to Purchase Common Stock

In connection with the closing of the Business Combination, all outstanding warrants to purchase Legacy Allurion preferred stock and Legacy Allurion common stock were converted into Rollover Warrants to purchase Allurion Common Stock using the Exchange Ratio. As of September 30, 2024, there were 403,658 Rollover Warrants outstanding to purchase Common Stock. Upon the closing of the Business Combination, certain Legacy Allurion preferred stock and Legacy Allurion common stock warrants that were converted into Rollover Warrants were determined to be equity classified.

In connection with the Public Offering and Private Placement, we issued the Public Offering Warrants and Private Placement Warrants. As of September 30, 2024, there were 16,567,484 Public Offering Warrants and 2,260,159 Private Placement Warrants outstanding to purchase Common Stock.

September 30, 2024
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
12/1/2014	0.2	Common Stock	Equity	44,272	$2.44
3/30/2021	6.5	Common Stock	Liability	130,053	6.73
9/15/2022	8.0	Common Stock	Liability	45,238	12.14
6/4/2022	7.7	Common Stock	Liability	45,238	12.14
1/17/2017	2.3	Common Stock	Equity	73,349	0.02
8/3/2017	2.8	Common Stock	Equity	9,779	1.13
9/8/2017	2.9	Common Stock	Liability	28,764	1.05
6/19/2018	3.7	Common Stock	Liability	17,977	1.05
6/25/2019	4.7	Common Stock	Liability	8,988	1.05
7/1/2024	4.8	Common Stock	Liability	18,827,643	1.20

				19,231,301

December 31, 2023
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
12/1/2014	0.9	Common Stock	Equity	44,272	$2.44
3/30/2021	7.2	Common Stock	Liability	130,053	6.73
9/15/2022	8.7	Common Stock	Liability	45,238	12.14
6/4/2022	8.4	Common Stock	Liability	45,238	12.14
1/17/2017	3.0	Common Stock	Equity	73,349	0.02
8/3/2017	3.6	Common Stock	Equity	9,779	1.13
9/8/2017	3.7	Common Stock	Liability	28,764	1.05
6/19/2018	4.5	Common Stock	Liability	17,977	1.05
6/25/2019	5.5	Common Stock	Liability	8,988	1.05

				403,658

In Compute Health’s initial public offering, it sold units at a price of $10.00 per unit, which consisted of one share of Class A Common Stock, $0.0001 par value, of Compute Health (“Class A Common Stock”) and one-half of a redeemable warrant (each a “Public Warrant”) that entitled the holder to purchase one share of Class A Common Stock of CPUH at a price of $11.50 per share. On July 26, 2023, Compute Health’s Public Warrant holders approved an amendment (the “Warrant Amendment”) to the warrant agreement that governed all Compute Health’s Public Warrants. Per the terms of the Warrant Amendment, upon completion of the Business Combination, each of the outstanding Compute Health Public Warrants became exercisable for 1.420455 shares of the Company’s Common Stock at an exercise price of $8.10 per share and each whole Compute Health Public Warrant was exchanged for 0.6125 Allurion Public Warrants in the Business Combination. The Public Warrants will expire August 1, 2030, seven years after the completion of the Business Combination, or earlier upon redemption or liquidation.

The Company may redeem the outstanding Public Warrants for cash at a price of $0.01 per Public Warrant at any time commencing 90 days after the completion of the Business Combination, and provided that the last sales price the Company’s Common Stock equals or exceeds $12.67 per share of any 20 trading days within a 30-day trading period ending on the third trading day prior to the date on which notice of redemption is given.

The Company may redeem the outstanding Public Warrants for shares of our Common Stock at a price of $0.10 per Public Warrant at any time commencing 90 days after the completion of the Business Combination, and provided that the last sales price of the Company’s Common Stock equals or exceeds $7.04 per share of any 20 trading days within a 30-day trading period ending on the third trading day prior to the date on which notice of redemption is given. Holders of the Public Warrants will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value (the “Redemption Fair Market Value”) of the shares of the Company’s Common Stock. The Redemption Fair Market Value is determined based on the volume weighted average price of the Company’s Common Stock for the ten trading days immediately following the date on which notice of redemption is sent to the holders. As of September 30, 2024, the Company has not redeemed any of the outstanding Public Warrants. As of September 30, 2024, there were 13,206,720 outstanding Public Warrants exercisable for 18,759,554 shares of Allurion Common Stock.

Chardan Equity Facility

On December 18, 2023, we entered into a ChEF Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement, each with Chardan Capital Markets (“Chardan”) related to a “ChEF,” Chardan’s committed equity facility (the “Chardan Equity Facility”). Pursuant to the Purchase Agreement, the Company has the right from time to time at its option to sell to Chardan up to the lesser of (i) $100,000,000 in aggregate gross purchase price of newly issued shares of the Company’s Common Stock, and (ii) 9,482,468 shares of Common Stock, which number of shares is equal to 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”). In consideration for Chardan’s entry into the Purchase Agreement, Allurion issued to Chardan 35,511 shares of Allurion Common Stock (the “Commitment Shares”). The Company recorded $0.1 million to additional paid-in capital and $0.1 million of expense in connection with the issuance of the Commitment Shares. The Company expensed an additional $0.1 million related to a non-refundable structuring fee immediately following commencement. As of September 30, 2024, the Company had sold 143,234 shares of Common Stock to Chardan at a purchase price of $0.4 million in connection with the Purchase Agreement.

13.	Net Loss per Share

Basic and diluted net loss per share was calculated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Numerator:
Net loss	$(9,004)	$(21,630)	$(5,580)	$(61,427)
Cumulative undeclared preferred dividends to participating securities (Legacy Series D convertible preferred stock)	—	(255)	—	(1,697)

Net loss attributable to common shareholders	$(9,004)	$(21,885)	$(5,580)	$(63,124)

Denominator:
Basic and diluted weighted-average common stock outstanding	64,086,265	40,335,457	53,310,214	31,558,538

Net loss per share, basic and diluted	(0.14)	(0.54)	(0.10)	(2.00)

The Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of shares of Common Stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following potential shares of Common Stock, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	As of September 30,
	2024	2023
Outstanding options to purchase Common Stock	7,108,316	4,270,229
Restricted Stock Units	530,778	429,321
Series A Preferred Stock	2,260,159	—
Warrants to purchase Common Stock	19,231,301	404,988
Shares of Common Stock issued upon the exercise of Public Warrants	18,759,554	18,759,838
Earn-Out Shares	9,000,000	9,000,000
Convertible Notes	479,196	—

Total	57,369,304	32,864,376

14.	Stock-Based Compensation

Stock Incentive Plans

The Company’s 2010 Stock Incentive Plan (the “2010 Plan”) provided for the grant of qualified incentive stock options, nonqualified stock options, and other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase the Company’s Common Stock. On December 11, 2020, the Company’s Board of Directors adopted the Amended and Restated 2020 Stock Option and Grant Plan (the “2020 Plan”), which provided for the grant of qualified incentive stock options, nonqualified stock options, and other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase the Company’s Common Stock. Each stock option from the 2010 Plan and the 2020 Plan that was outstanding immediately prior to the Business Combination, whether vested or unvested, was cancelled and exchanged for a stock option to purchase Allurion Common Stock based on the Exchange Ratio. The per share exercise price for each stock option was divided by the Exchange Ratio.

In connection with the closing of the Business Combination, the Company adopted the 2023 Stock Option and Incentive Plan (the “2023 Plan”), which provides for the award of stock options (both incentive and non-qualified), stock appreciation rights, restricted stock units, restricted stock awards, cash-based awards, and dividend equivalent rights. As of September 30, 2024, a total of 8,174,364 shares of Allurion Common Stock are reserved for issuance under the 2023 Plan. The 2023 Plan provides that the number of shares reserved for issuance under the 2023 Plan will automatically increase each January 1, beginning January 1, 2024 and ending January 1, 2033, by 5% of the number of fully diluted outstanding shares of Allurion Common Stock as of the immediately preceding December 31 or such lesser amount as determined by the Board and the compensation committee.

As of September 30, 2024, 7,639,094 options and RSUs were issued and outstanding under the 2010 Plan, 2020 Plan, and 2023 Plan. As of December 31, 2023, 4,529,673 options and RSUs were issued and outstanding under the 2010 Plan, 2020 Plan, and 2023 Plan. The stock options generally vest over a four-year period and expire 10 years from the date of grant.

Stock-based compensation expense included in the condensed consolidated statement of operations was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Cost of revenue	$13	$16	$24	$31
Selling, general and administrative	791	5,477	2,109	6,235
Research and development	56	46	84	83

Total stock-based compensation expense	$860	$5,539	$2,217	$6,349

Stock Options

The following table summarizes the option activity under the 2010 Plan, 2020 Plan, and the 2023 Plan during the nine months ended September 30, 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding—January 1, 2024	3,886,038	$2.67	6.9	$5,565
Granted	3,686,059	1.86
Cancellations and forfeitures	(447,644)	2.28
Exercised	(16,137)	1.37

Outstanding—September 30, 2024	7,108,316	2.28	7.9	—

Exercisable at September 30, 2024	2,872,814	$2.48	5.9	$—

Total stock compensation expense related to stock option awards during the three and nine months ended September 30, 2024 was $0.6 million and $1.4 million, respectively. As of September 30, 2024, there was approximately $5.6 million of unrecognized compensation costs related to unvested stock options granted under the 2010 Plan, 2020 Plan, and 2023 Plan, which is expected to be recognized over a weighted-average vesting term of 3.0 years. The weighted average grant-date fair value of the stock option awards granted during the nine months ended September 30, 2024 was $1.30 per option.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model and the assumptions noted in the table below. Expected volatility for the Company’s Common Stock was determined based on an average of the historical volatility of a peer group of public companies that are similar to the Company. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The expected term of options granted to non-employees is the remaining contractual term of the award. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

The assumptions used in the Black Scholes option-pricing model for the nine months ended September 30, 2024 and 2023 are as follows:

	Nine Months Ended September 30,
	2024	2023
Expected volatility	71%	86%
Risk-free interest rate	4.36%	4.50%
Expected dividend yield	0%	0%
Expected term (in years)	6.1	5.8

Restricted Stock Units

In December 2022, the Company issued RSUs to a member of the Board of Directors with vesting subject to both a performance-based closing condition dependent on the successful Business Combination with Compute Health and time-based vesting conditions. See Note 3, Business Combination for information about the closing of the Business Combination with Compute Health. Upon the satisfaction of the closing condition, 62.5% of the RSUs awarded vested. Thereafter, the remaining 37.5% of the RSUs vest monthly over a period of two years. All RSUs are subject to forfeiture if the grantee’s continuous service relationship as a member of the Board of Directors terminates prior to vesting. In October 2023 and March 2024, the Company issued RSUs to its Board of Director members that vest in equal installments over three years, subject to continued service as a director through each vesting date.

The following table summarizes the restricted stock unit activity under the 2020 Plan and 2023 Plan during the three months ended September 30, 2024:

	Number of RSUs	Weighted Average Grant Date Fair Value
		(per share)
Outstanding—January 1, 2024	643,635	$4.45
Granted	75,000	2.61
Cancellations and forfeitures	—
Vested	(187,857)	4.51

Outstanding—September 30, 2024	530,778	$4.16

Total stock compensation expense related to RSUs for the three and nine months ended September 30, 2024 was $0.2 million and $0.8 million, respectively. As of September 30, 2024, there were $1.0 million of unrecognized compensation costs related to nonvested RSUs granted under the 2020 Plan and 2023 Plan, which is expected to be recognized over a remaining weighted-average vesting term of 1.6 years.

Employee Stock Purchase Plan

In connection with the closing of the Business Combination, the Company adopted the 2023 Employee Stock Purchase Plan (the “2023 ESPP”). Under the 2023 ESPP plan, substantially all employees may voluntarily enroll to purchase the Company’s Common Stock through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock as of the beginning or end of the offering period. An employee’s payroll deductions under the 2023 ESPP are limited to 15% of the employee’s compensation.

A total of 2,226,122 shares of the Company’s Common Stock are reserved and authorized for issuance under the 2023 ESPP. In addition, the number of shares of Common Stock available for issuance under the 2023 ESPP will automatically increase each January 1, beginning on January 1, 2024 and each January thereafter, by the lesser of (i) 1% of the fully diluted outstanding shares of our Common Stock as of the immediately preceding December 31, (ii) 1,600,000 shares of our Common Stock, or (iii) such lesser number of shares determined by the administrator of the 2023 ESPP. As of September 30, 2024, no shares have been issued under the 2023 ESPP.

15.	Employee Benefit Plan

The Company has a 401(k) retirement plan that covers eligible U.S. employees. Eligible employees may elect to contribute up to the maximum limits, as set by the Internal Revenue Service, of their eligible compensation. The Company may elect to make a discretionary contribution or match a discretionary percentage of employee contributions. During each of the three and nine months ended September 30, 2024 and 2023, the Company’s matching contributions to the plan were less than $0.1 million.

16.	Commitments and Contingencies

Leases

With respect to contracts involving the use of assets, if the Company has the right to direct the use of the asset and obtain substantially all economic benefits from the use of an asset, it accounts for the service contract as a lease.

In February 2023 and August 2023, the Company executed amendments to three of its leases in Natick, Massachusetts and its Hudson, Massachusetts lease, respectively. The amendments were accounted for as a modification of the existing lease agreements, with impacts to the lease term, lease payments, and related lease liability for each of the four leases. As a result of these amendments, the leases in Natick and Hudson will now expire between March 2025 and March 2028, and additional operating lease assets obtained in exchange for lease obligations were $0.9 million. In April 2024, the Company executed an amendment to one of its leases in Natick, Massachusetts. The amendment was accounted for as a modification of the existing lease agreement, with impacts to the lease term, lease payments, and related lease liability for the lease. As a result of this amendment, the lease in Natick will now expire in March 2025 and additional operating lease assets obtained in exchange for lease obligations were less than $0.1 million. In February 2024, the Company terminated one of its leases in Paris, France.

As of September 30, 2024, the Company was a party to six different leases for office, manufacturing, and laboratory space under non-cancelable office leases in three cities. These leases total approximately 51,000 square feet and will expire between March 2025 and March 2028. The Company has a right to extend certain of these leases for periods between three and five years. Under its real property leases, the Company pays base rent and a proportional share of operating expenses. Such operating expenses are subject to annual adjustment and are accounted for as variable payments in the period in which they are incurred. The Company also holds immaterial leases related to vehicles and office equipment.

The components of right-of-use (“ROU”) assets and lease liabilities are included in the condensed consolidated balance sheets. The short-term portion of the Company’s operating lease liability is recorded as part of Accrued expenses and other current liabilities on the condensed consolidated balance sheets.

Aggregate Lease Information

Other pertinent lease information for the three and nine months ended September 30, 2024 and 2023 is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Operating lease costs	$259	$285	$794	$834
Short-term lease costs	3	5	23	17
Variable lease costs	59	52	194	211
Operating cash flows paid for amounts in the measurement of lease liabilities	271	284	826	815
Operating lease assets obtained in exchange for lease obligations	—	62	15	936

Future commitments under non-cancelable operating lease agreements as of September 30, 2024 are as follows (in thousands):

2024	$273
2025	1,044
2026	739
2027	646
2028	108

Total lease payments	$2,810
Less: present value adjustment	(354)

Total lease liabilities	2,456
Less: current lease liability	(878)

Long-term operating lease liabilities	$1,578

The weighted-average remaining lease terms and discount rates related to our leases were as follows:

	September 30, 2024	September 30, 2023
Weighted -average remaining lease term (in years)	2.9	3.7
Weighted-average discount rate	9.9%	9.9%

Product Liability

The Company has not received any material product liability claims. Notwithstanding this, the Company has obtained insurance related to potential product liability claims.

Litigation and Claims

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, the validity or scope of its intellectual property rights, employee-related matters, securities class actions, or adverse patient reactions. Additionally, during the normal course of business, the Company may be a party to legal claims that may not be covered by insurance. As of September 30, 2024 and December 31, 2023, the Company has not recorded accruals for probable losses related to any existing or pending litigation or claims as the Company’s management has determined that there are no matters where a potential loss is probable and reasonably estimable. The Company does not believe that any existing or pending claims would have a material impact on the Company’s consolidated financial statements.

French Regulatory Decision

On August 6, 2024, it was announced that the Agence Nationale de Sécurité du Médicament (“ANSM”), the French regulatory authority, has suspended sales of the Allurion Balloon in France, and the Company withdrew the device from the French market. The Company has implemented a remediation plan to reduce certain risks associated with the advertising, follow-up program, and adverse events for the Allurion Balloon. For the three and nine months ended September 30, 2024, the Company recognized a reduction to revenues of $1.2 million for customer returns of the Allurion Balloon.

NYSE Continued Listing Standards

On August 12, 2024, we received a letter from the NYSE notifying us that, as of August 8, 2024, for the last 30 consecutive business days, the average closing price of the Company’s common stock was less than $1.00 per share, the minimum average closing bid price required by the continued listing requirements of Rule 802.01C of the NYSE Listed Company Manual. A company can regain compliance with the minimum share price requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, the company has (i) a closing share price of at least $1.00 and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. We intend to monitor the closing bid price of our Common Stock and may, if appropriate, consider available options to regain compliance with the NYSE minimum share price requirement.

On August 29, 2024, we received written notice from the NYSE that we are not in compliance with the continued listing standard set forth in Section 802.01B of the NYSE’s Listed Company Manual because the average market capitalization of the Company was less than $50.0 million over the consecutive 30 trading-day period ended August 29, 2024 and the Company’s last reported stockholders’ equity as of August 29, 2024 was less than $50.0 million. In accordance with applicable NYSE procedures, we submitted a plan to the NYSE outlining measures designed to regain compliance with the continued listing standard within 18 months of receipt the written notice. If the NYSE accepts our plan, the NYSE will review the Company on a quarterly basis to confirm compliance with the plan.

17.	Geographic Information

Long-lived assets, consisting of property and equipment, net and ROU assets by geography were as follows (in thousands):

	September 30, 2024	December 31, 2023
United States	$4,690	$5,381
France	$673	1,010
All other countries	—	—

Long-lived assets	$5,363	$6,391

Refer to Note 4, Revenue for information on revenue by geography.

18.	Related-party Transactions

Lease Agreement with Related Party

In August 2022, the Company entered into an operating lease agreement for additional office space in Paris, France with LNMP JPBC Invest. The Company’s then-Trade Marketing Director was the signor of this lease for LNMP JPBS Invest. Additionally, the Company’s former Chief Commercial Officer is also a partner of LNMP JPBC Invest. The lease agreement included lease payments of approximately $0.1 million per year. The term of the lease was August 1, 2022 through July 31, 2025. The Company concluded that the commercial terms of the lease agreement were competitive, at the current market rate and conducted at arm’s-length. This lease was terminated in February 2024.

Consulting Agreements with KKG Enterprises, LLC and Remus Group Management, LLC

In the first quarter of 2023, Allurion entered into consulting agreements with KKG Enterprises, LLC (“KKG Enterprises”) and Remus Group Management, LLC (“Remus Group Management”) to assist Allurion in building out its AI platform, augment its AI advisory board, and provide advisory services related to the Business Combination. These agreements were tied to Allurion Board-related work by Krishna Gupta, who is a director of Allurion, CEO of Remus Group Management, principal at KKG Enterprises, and affiliated with Romulus Capital, a stockholder of Allurion. The agreements included payments of $0.2 million to KKG Enterprises and $0.3 million to Remus Group Management as board compensation to Krishna Gupta. These agreements were terminated on June 20, 2023.

Convertible Note with Hunter Ventures Limited

On February 15, 2023, Allurion sold $13 million of 2023 Convertible Notes to HVL and entered into a Side Letter with HVL, who is a limited partner of Romulus Growth Allurion L.P., which is a fund affiliated with Krishna Gupta (a director of Allurion; in addition, entities affiliated with him hold more than 5% of our outstanding common stock). Refer to Note 8, Debt for additional information regarding the 2023 Convertible Notes.

Consulting Agreement with Related Party

In September 2023, Allurion France, a French société par actions simplifiée and wholly-owned subsidiary of Allurion (“Allurion France”), entered into a corporate officer agreement with the Company’s then-Chief Commercial Officer and Benoit Chardon Consulting, a French société à responsabilité limitée solely owned by Mr. Chardon (“BCC”), pursuant to which BCC agreed to serve as Managing Director of Allurion France. The corporate officer agreement provided that BCC would receive base consulting fees of €28,333.33 per month and additional variable compensation subject to the incentive plan terms issued annually by Allurion and conditional on meeting Allurion France and personal performance attainment defined each year by Allurion. This agreement was terminated on December 12, 2023 by virtue of the termination agreement described below, effective December 31, 2023.

Termination Agreement with Related Party

On December 12, 2023, Allurion France entered into a termination agreement with the Company’s Chief Commercial Officer, Benoit Chardon, and BCC. Pursuant to the termination agreement, the parties agreed to terminate the corporate officer agreement as of December 31, 2023 and BCC resigned from its duties as managing director of Allurion France effective December 31, 2023. Allurion paid BCC all amounts due to it under the corporate officer agreement through December 31, 2023. In addition, Allurion paid BCC a lump-sum termination fee of $0.2 million.

Convertible Note Agreement with RTW

Pursuant to the Amended Note Purchase Agreement, on April 16, 2024, we issued and sold $48 million aggregate principal amount of convertible notes to RTW. RTW holds more than 5% of our outstanding Common Stock, has the right to designate an independent director nominee to be elected by our stockholders, is entitled to designate one representative to serve as a non-voting observer on our Board, and had the right to approve an additional director nominee for election In September 2024, we expanded our Board and appointed a new director in satisfaction of certain of these obligations to RTW as set forth in the Amended Note Purchase Agreement. Refer to Note 8, Debt, for additional information regarding the RTW Convertible Notes.

RTW Participation in Public Offering

In connection with the Public Offering, the Company issued and sold 239,842 shares of Common Stock and accompanying warrants to funds affiliated with RTW, for an aggregate purchase price of approximately $0.3 million. The Public Offering closed on July 1, 2024.

Private Placement with RTW

On June 28, 2024, pursuant to the Subscription Agreement, the Company agreed to sell to RTW 2,260,159 shares of Series A Preferred Stock, and 2,260,159 Private Placement Warrants, for an aggregate purchase price of approximately $2.7 million. The Private Placement closed on July 1, 2024.

19.	Subsequent Events

RTW PIPE Conversion

On October 22, 2024, funds affiliated with RTW provided notice to the Company of their election under the Amended and Restated RTW Side Letter, to surrender 749,998 shares of Common Stock of the Company representing $7.5 million in consideration for an additional Revenue Interest Financing Agreement. Accordingly, on October 30, 2024, the Company and the funds affiliated with RTW entered into the additional Revenue Interest Financing Agreement (the “New RIFA”). The New RIFA has substantially identical terms and conditions as the RIFA Amendment, except that the amount of financing provided under the New RIFA is equal to the conversion amount of $7.5 million.

Restructuring Plan

On November 6, 2024, the Company’s board of directors approved a restructuring plan to reduce operating costs and better align its workforce with the needs of its business. The majority of the restructuring is expected to be completed in the fourth quarter of 2024.

Under the restructuring plan, the Company is reducing its workforce by approximately 113 roles (approximately 50%). In connection with the restructuring, the Company estimates that it will incur one-time aggregate restructuring charges of approximately $3.5 million, which will be recorded primarily in the fourth quarter of 2024, related to severance payments and other employee-related costs. The cash payments related to the personnel-related restructuring will be paid primarily during the first quarter of 2025. The charges that the Company expects to incur in connection with the workforce reduction are subject to a number of assumptions, and actual results may differ materially. The Company may also incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the workforce reduction.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis includes information that our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion and analysis should be read together with the consolidated financial statements as of and for the three and nine months ended September 30, 2024 and September 30, 2023, and for the years ended December 31, 2023 and December 31, 2022 that are included in our Annual Report on Form 10-K filed with the SEC on March 26, 2024, as subsequently amended (as amended, the “Annual Report on Form 10-K”). This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the sections titled “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors” in our Annual Report on Form 10-K and this Quarterly Report on Form 10-Q. For purposes of this section, all references in this discussion and analysis to “Allurion,” the “Company”, “we,” “us,” or “our” refers to the business and operations of Allurion and its consolidated subsidiaries following the consummation of the Business Combination and to Legacy Allurion and its consolidated subsidiaries prior to the consummation of the Business Combination. “Legacy Allurion” refers to Allurion Technologies, LLC, which was previously known as Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc.) prior to the consummation of the Business Combination.

Overview

Allurion is a leading medical device company that is focused on creating a best-in-class weight loss platform to treat obese and overweight patients. Our platform, the Allurion Program (the “Allurion Program”), features the world’s first and only swallowable, procedure-less intragastric balloon for weight loss (the “Allurion Balloon”) and offers artificial intelligence (“AI”)-powered remote patient monitoring tools, a proprietary behavior change program, secure messaging and video telehealth that are delivered by the Allurion Virtual Care Suite (“VCS”).

Our proprietary intragastric balloon, the Allurion Balloon, is swallowed as a capsule under the guidance of a health care provider without surgery, endoscopy, or anesthesia for placement.

The Allurion VCS is comprised of tools to support patients’ weight loss experience, which we believe benefit both patients and health care providers:

1.

For Allurion Program patients: Every current Allurion Program patient receives an Allurion Connected Scale (“Allurion Connected Scale”) and access to our mobile app (the “App”), which integrates data from the Allurion Connected Scale to conveniently monitor weight, body fat, activity, sleep, and several other critical metrics. The App can also enable secure messaging and video telehealth with the patient’s care team and can deliver content from Allurion’s proprietary behavior change program—a library of 100 weight loss actions related to diet, nutrition, mental health, sleep, goal setting, and a number of other topics—directly to the patient. The App is available in 15 languages.

2.

For Allurion Program providers: Our clinic dashboard (“Allurion Insights”) provides end-to-end remote patient monitoring powered by the Allurion Iris AI platform, which leverages machine learning to deliver key insights related to patient tracking data. Allurion Insights offers real-time access to patient data and AI-powered analytics, note functionality to keep track of patient encounters, and clinic-wide metrics that provide a snapshot of the clinic’s overall performance.

In addition to its use by Allurion Balloon patients, we believe the Allurion VCS can potentially be a platform for optimal long-term follow up after other medical and surgical weight loss interventions in the future. For example, in June 2022, we incorporated a Treatment Tracking and Clinic-Led Onboarding feature into the Allurion VCS, which enables seamless onboarding and management of patients undergoing one or multiple weight loss treatments, including gastric balloons such as the Allurion Balloon, surgery, or medications. In addition, in connection with our collaboration with Medtronic plc (“Medtronic”), we may incorporate the Allurion VCS in onboarding and managing Medtronic’s patients. Further, in April 2024, the Company launched the Allurion VCS in the United States for patients utilizing other weight loss treatments, including anti-obesity medications and bariatric surgery.

Our products are currently sold in Europe, the Middle East, Africa, Latin America, Canada and the Asia-Pacific region. The U.S. Food and Drug Administration (“FDA”) has approved the investigational device exemption (“IDE”), for Allurion’s AUDACITY clinical trial, a 48-week, prospective, randomized, open-label trial. We received approval of the IDE from the FDA in November 2021 to initiate the AUDACITY clinical trial in the United States. The first patient in the trial was treated in July 2022. During the third quarter of 2023, we completed the enrollment of 550 patients in the trial across 17 sites in the United States and the last patient in the trial was treated in September 2024. The results of the trial are expected to support a premarket approval submission to the FDA.

Since our inception, we have incurred significant operating losses. Our ability to generate revenue and achieve cost improvements sufficient to achieve profitability will depend on the successful further development and commercialization of our products and receipt and maintenance of regulatory approvals. We generated revenue of $26.5 million and $45.2 million for the nine months ended September 30, 2024 and 2023, respectively, and incurred a net loss of $5.6 million and $61.4 million for those same periods, respectively. We expect to continue to incur net losses for the foreseeable future as we focus on obtaining regulatory approvals for our products in new markets, reinstating regulatory approvals, refining our sales and marketing strategies, and continuing research and development efforts to further enhance our existing products. Further, following the closing of the Business Combination described below in “Recent Developments,” we have incurred, and expect to continue to incur, additional costs associated with operating as a public company. As a result, we will need additional funding for expenses related to our operating activities, including selling, marketing, general and administrative expenses and research and development expenses.

Because of the numerous risks and uncertainties associated with obtaining and maintaining regulatory approval, market acceptance of our products, product development and enhancement, and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Until such time, if ever, as we can generate substantial revenue sufficient to achieve profitability, we expect to finance our operations through a combination of equity offerings and debt financings. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the further development and commercialization efforts of one or more of our products, or may be forced to reduce or terminate our operations. See the subsections titled — “Liquidity and Capital Resources” and “Recent Developments” below.

Recent Developments

Business Combination Agreement

On February 9, 2023, Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc., “Legacy Allurion”) and Allurion Technologies, Inc. (formerly Allurion Technologies Holdings, Inc.) entered into the Business Combination Agreement (as subsequently amended on May 2, 2023, the “Business Combination Agreement”) with Compute Health Acquisition Corp. (“CPUH” or “Compute Health”), Compute Health Corp. (“Merger Sub I”) and Compute Health LLC (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Pursuant to the Business Combination Agreement, on August 1, 2023 (the “Closing Date”), the Mergers (as defined below) were consummated in three steps: (a) Compute Health merged with and into Allurion (the “CPUH Merger”), with Allurion surviving the CPUH Merger as a publicly listed entity (the time at which the CPUH Merger became effective, the “CPUH Merger Effective Time”) and becoming the sole owner of the Merger Subs; (b) three hours following the consummation of the CPUH Merger, Merger Sub I merged with and into Legacy Allurion (the “Intermediate Merger” and the time at which the Intermediate Merger became effective, the “Intermediate Merger Effective Time”), with Legacy Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of Allurion; and (c) thereafter, Legacy Allurion merged with and into Merger Sub II (the “Final Merger” and, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”, and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of Allurion (the time at which the Final Merger became effective, the “Final Merger Effective Time”). Shares of Allurion’s Common Stock (defined below) began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “ALUR” on August 2, 2023. Upon completion of the Business Combination, Legacy Allurion’s business operations continued as our business operations.

The Business Combination was accounted for as a reverse capitalization in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, Compute Health, which was the legal acquirer, was treated as the “acquired” company for financial reporting purposes and Legacy Allurion was the accounting “acquirer”. Accordingly, the Business Combination was treated as the equivalent of our company issuing stock for the net assets of Compute Health, accompanied by a recapitalization. Our net assets and the net assets of Compute Health are stated at historical costs, with no goodwill or other intangible assets recorded. This determination is primarily based on the fact that, immediately following the Business Combination, Legacy Allurion stockholders had a majority of the voting power of Allurion, Legacy Allurion controlled the majority of the board seats of Allurion, and Legacy Allurion senior management comprised all of the senior management of Allurion. The equity structure has been restated in all comparative periods up to the Closing Date to reflect the number of shares of the Company’s common stock, $0.0001 par value per share (“Allurion Common Stock” or the “Company’s Common Stock”), issued to Legacy Allurion stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Allurion’s convertible preferred stock and Legacy Allurion common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio of approximately 0.9780 (the “Exchange Ratio”) established in the Business Combination. As a result of this retrospective application, certain prior period balances within the condensed consolidated financial statements have changed. Refer to Note 3, Business Combination in the notes to our unaudited interim condensed consolidated financial statements for further discussion regarding the closing of the Business Combination with Compute Health.

Note Purchase Agreement

On April 14, 2024, Allurion, RTW Investments, LP (together with its affiliates, “RTW”), as agent for the purchasers (the “Purchasers”) party thereto from time to time (RTW in such capacity, the “Principal Purchaser”), and Acquiom Agency Services LLC (“Acquiom”), as collateral agent for the Purchasers and the Principal Purchaser, entered into a Note Purchase Agreement (the “Original Note Purchase Agreement”). Subsequently, on April 16, 2024, the Company, the Principal Purchaser, the Purchasers and Acquiom entered into the First Amendment to the Original Note Purchase Agreement (the “Amendment”; the Original Note Purchase Agreement, as amended by the Amendment, the “Amended Note Purchase Agreement”).

Pursuant to the Amended Note Purchase Agreement, the Company issued and sold $48 million aggregate principal amount of convertible senior secured notes (the “Notes”) to the Purchasers in a private placement transaction. The Company used the proceeds from the issuance of the Notes to refinance its outstanding obligations under the Fortress Credit Agreement in full and to pay fees and expenses in connection therewith and in connection with the transactions contemplated by the Amended Note Purchase Agreement. The Company has terminated and repaid in full the outstanding borrowings and other obligations under the Fortress Credit Agreement.

The Notes bear interest at the annual rate of 6.0%, which interest is payable quarterly in cash or, at the Company’s option, in kind for the first three years. The maturity date for the Notes is April 16, 2031. The Notes are guaranteed by Allurion Technologies, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Allurion Opco”), and certain other current and future subsidiaries of the Company, and are secured by substantially all the assets of the Company and the guarantors.

The Notes are convertible into shares of the Company’s Common Stock, at a Purchaser’s election at any time after the earliest of (i) the date on which Stockholder Approval (as defined below) is obtained, (ii) December 31, 2025, (iii) the date of a Fundamental Change Company Notice (as defined in the Amended Note Purchase Agreement), and (iv) the Make-Whole Fundamental Change Effective Date (as defined in the Amended Note Purchase Agreement), subject to certain terms and limitations in the Amended Note Purchase Agreement, based on a conversion rate of 617.2840 shares of common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $1.62 per share, which represents a 35% premium to the lowest price per share in an equity financing for capital raising purposes ending on the date on which the Company has raised aggregate gross offering proceeds of at least $15,000,000 (the “Next Equity Financing”). On July 1, 2024, we consummated the Public Offering, as described elsewhere in this Quarterly Report on Form 10-Q, which constituted a Next Equity Financing. Because the conversion price was reset in connection with the Next Equity Financing to a price below the NYSE’s “Minimum Price” (as such term is defined in Section 312.03 of the NYSE Listed Company Manual), the Amended Note Purchase Agreement provides that unless and until requisite approval of the Company’s stockholders is obtained (“Stockholder Approval”), the Company will not deliver Common Stock upon conversion of the Notes in excess of 1% of the number of shares of the Company’s Common Stock outstanding as of April 14, 2024. The Company is required to include a proposal in its definitive proxy statement on Schedule 14A seeking Stockholder Approval no later than December 31, 2025. If the Company does not obtain Stockholder Approval at such meeting, it shall call a special meeting of stockholders each 90-day period thereafter at least two times, and thereafter at each subsequent annual meeting until Stockholder Approval is obtained or the Notes are no longer outstanding; provided, that shares of Common Stock issued upon conversion of the Notes prior to obtaining Stockholder Approval shall not be entitled to vote in favor of Stockholder Approval.

Amendment to Revenue Interest Financing Agreement

On April 14, 2024, the Revenue Interest Financing Agreement (the “Original RIFA”) was amended pursuant to the Omnibus Amendment (the “RIFA Amendment”) by and among the Company, Allurion Opco, Allurion Australia Pty Ltd, a proprietary limited company organized under the laws of Australia and a wholly-owned subsidiary of the Company, the Original RIFA Investors (as defined therein) and RTW, to reflect certain modifications agreed between the parties thereto in connection with the Purchasers’ purchase of the Notes and the refinancing of the Fortress Credit Agreement. Among other things, the RIFA Amendment waived the existing event of default under the Original RIFA, increased the rate of revenue interest payments to be paid to RTW on all current and future products and digital solutions developed and to be developed by the Company (the “Royalty Rate”) for net sales less than or equal to $100 million prior to December 31, 2026 from 6% to 12%, and increased the Royalty Rate on net sales less than or equal to $100 million on or after January 1, 2027 from 10% to 12%, subject to the terms and conditions of the RIFA Amendment.

Amendment to RTW Side Letter

On April 14, 2024, we, Allurion Opco, Compute Health, Merger Sub II, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd. (as transferee from RTW Biotech Opportunities Ltd. (formerly known as RTW Venture Fund Limited)) (in each case, together with their successors and permitted assigns, the “Additional RIFA Investors”) entered into the First Amendment to Amended and Restated Letter Agreement (the “Side Letter Amendment”) to reflect certain modifications to the Amended and Restated RTW Side Letter in connection with the Purchasers’ purchase of the Notes. The Side Letter Amendment provides, among other things, that the Additional RIFA Investors may make a single election in certain circumstances to convert up to $7,500,000 of the purchase price that the Additional RIFA Investors paid for certain equity interests in the Company into an amount of financing provided by the Additional RIFA Investors to Allurion Opco pursuant to an additional revenue interest financing agreement with Allurion Opco.

Termination of Fortress Term Loan

On April 16, 2024, we terminated and repaid in full all outstanding borrowings and fees under the Fortress Credit Agreement, dated as of August 1, 2023 (as amended by the Fortress Amendment, dated as of December 29, 2023), by and among the Company, Allurion Opco, the subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto (the “Lenders” and each, a “Lender”) and Fortress Credit Corp., as administrative agent for the Lenders, including the release of all guarantees and liens related thereto.

Public Offering

On June 28, 2024, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC and TD Securities (USA) LLC, as representative of the several underwriters (the “Underwriters”), pursuant to which the Company agreed to issue and sell 14,406,508 shares of the Company’s Common Stock and warrants (“Public Offering Warrants”) to purchase up to 14,406,508 shares of the Company’s Common Stock at an offering price of $1.20 per share and accompanying warrant (the “Public Offering”). Pursuant to the Underwriting Agreement, the Company also granted the Underwriters an option exercisable for 30 days to purchase up to an additional 2,160,976 shares of Common Stock (the “Share Overallotment”) and/or 2,160,976 Public Offering Warrants at the public offering price. The Public Offering closed on July 1, 2024 with net proceeds received of $15.2 million after deducting underwriting discounts of $1.0 million and offering costs of $1.0 million. Additionally, on July 1, 2024, the Underwriters exercised the option with respect to the Public Offering Warrants in full, which resulted in the issuance of an additional 2,160,976 Public Offering Warrants at the closing. Further, the Underwriters exercised a portion of the option with respect to the Common Stock on July 5, 2024 for net proceeds of $2.2 million, which resulted in the issuance of 1,927,265 shares of the Company’s Common Stock at an offering price of $1.20 per share.

Private Placement

On June 28, 2024, the Company entered into a subscription agreement (the “Subscription Agreement”) with RTW, pursuant to which the Company agreed to sell to RTW 2,260,159 shares of a newly created series of preferred stock, the Series A non-voting convertible preferred stock, par value $0.0001 per share (“Series A Preferred Stock”), and 2,260,159 private placement warrants (“Private Placement Warrants”) to purchase Common Stock, equal to the per share Public Offering price for the shares of Common Stock and Public Offering Warrants in the Public Offering (the “Private Placement”). The Private Placement closed on July 1, 2024 with net proceeds received of $2.5 million after deducting offering costs of $0.2 million.

French Regulatory Decision

On August 6, 2024, it was announced that the Agence Nationale de Sécurité du Médicament (“ANSM”), the French regulatory authority, has suspended sales of the Allurion Balloon in France, and the Company withdrew the device from the French market., The Company submitted and has implemented a remediation plan to reduce certain risks associated with the advertising, follow-up program, and adverse events for the Allurion Balloon.

Although the Company disagrees with ANSM’s decision, it is fully cooperating and in active dialogue with the agency regarding the Company’s remediation program prioritizing changes related to its advertising strategy, follow-up program and training programs to address ANSM’s concerns. The Company is committed to continuing its engagement with ANSM to identify a path that will enable the Company to resume the commercialization of the Allurion Balloon in France.

NYSE Continued Listing Standards

On August 12, 2024, we received a letter from NYSE notifying us that, as of August 8, 2024, for the last 30 consecutive business days, the average closing price of the Company’s common stock was less than $1.00 per share, the minimum average closing bid price required by the continued listing requirements of Rule 802.01C of the NYSE Listed Company Manual. A company can regain compliance with the minimum share price requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, the company has (i) a closing share price of at least $1.00 and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. We intend to monitor the closing bid price of our Common Stock and may, if appropriate, consider available options to regain compliance with the NYSE minimum share price requirement.

On August 29, 2024, we received written notice from the NYSE that we are not in compliance with the continued listing standard set forth in Section 802.01B of the NYSE’s Listed Company Manual because the average market capitalization of the Company was less than $50.0 million over the consecutive 30 trading-day period ended August 29, 2024 and the Company’s last reported stockholders’ equity as of August 29, 2024 was less than $50.0 million. In accordance with applicable NYSE procedures, we submitted a plan to the NYSE outlining measures designed to regain compliance with the continued listing standard within 18 months of receipt the written notice. If the NYSE accepts our plan, the NYSE will review the Company on a quarterly basis to confirm compliance with the plan.

Key Factors Affecting Our Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the “Risk Factors” section of this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K.

•

Market Acceptance. The growth of our business depends on our ability to gain broader acceptance of our current products by continuing to make health care providers aware of the benefits of our products to generate increased demand and frequency of use, and thus increase our sales. Our ability to grow our business will also depend on our ability to expand our customer base in existing or new target markets. Although we have increased the number of patients treated with our products through our established relationships and focused sales efforts, we cannot provide assurance that our efforts will continue to increase the use of our products.

•

Regulatory approval and timing and efficiency of new product introductions. We must successfully obtain timely approvals, maintain regulatory approval, successfully implement any remediation programs required by regulators to resume sales of the Allurion Balloon, and introduce new products that gain acceptance with health care providers. For our sales to grow, we will also need to obtain regulatory approval of our existing product and any new products or modifications/enhancements to our existing products in the markets that we operate in and new markets as applicable.

•

Sales force size and effectiveness. The speed at which newly hired salespeople become effective can impact our revenue growth or our costs incurred in anticipation of such growth. We intend to continue to improve and increase performance in our sales and marketing organization, and expand our international programs to help facilitate further adoption of our products as well as broaden awareness of our products to new customers.

•

Product and geographic mix; timing. Our financial results, including our gross margins, may fluctuate from period to period based on the timing of orders, fluctuations in foreign currency exchange rates and the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold and the geographic mix of where products are sold.

Operating Segments

We operate our business in a single segment and as one reporting unit, which is how our chief operating decision maker (“CODM”), our chief executive officer, reviews financial performance and allocates resources. The CODM reviews financial information presented on a regular basis at the consolidated level for purposes of allocating resources and evaluating financial performance. Since we operate as one operating segment, all required financial segment information can be found in the consolidated financial statements.

Components of Our Results of Operations

Revenue

We derive revenue from the sale of the Allurion Balloon to customers, which are either distributors or health care providers. The Allurion Balloon is the foundation of the Allurion Program, a holistic weight loss program that offers patients the opportunity to receive, and clinic and other health care providers the ability to deliver, behavior change assistance through their use of our remote patient support and monitoring tools.

Cost of Revenue

Cost of revenue consists primarily of costs that are closely correlated or directly related to the delivery of our products, including material costs, labor costs, and depreciation expense for fixed assets.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related expenses (including commissions) for our sales and marketing personnel. Marketing programs consist of advertising, training events, brand building, product marketing activities and shipping costs.

Research and Development Expenses

Our research and development expenses consist of costs associated with performing research and development activities such as registering our products in various jurisdictions and performing clinical trials. These costs include salaries and benefits, stock-based compensation, non-capitalizable software development costs, product development costs, materials and supplies, clinical trial activities, registration expenses, depreciation of equipment and other outside services.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, information technology, finance and accounting, human resources and other administrative functions. General and administrative expenses also include legal fees relating to corporate matters; professional fees paid for accounting, auditing, consulting and tax services; insurance costs; travel expenses; office and information technology costs; and facilities, depreciation and other expenses related to general and administrative activities, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

Other Income (Expense)

Interest Expense

Interest expense consists of interest expense associated with outstanding borrowings under our debt obligations as well as the amortization of debt issuance costs and discounts associated with such borrowings.

Change in Fair Value of Warrants

The change in fair value of warrants consists of the expense recognized upon the mark to market of our warrant liabilities.

Change in Fair Value of Debt

The change in fair value of debt consists of the expense recognized upon the mark to market of our convertible debt.

Change in Fair Value of Revenue Interest Financing and PIPE Conversion Option

The change in fair value of Revenue Interest Financing and PIPE Conversion Option consists of the expense recognized upon the mark to market of the Revenue Interest Financing with RTW and the issuance and mark to market of the PIPE Conversion Option. See Note 10, Fair Value Measurements for further information.

Change in Fair Value of Earn-out Liabilities

The change in fair value of earn-out liabilities consists of the gain or loss recognized upon mark to market of the contingent earn-out consideration. See Note 10, Fair Value Measurements for further information.

Loss on extinguishment of debt

The loss on extinguishment of debt consists of the loss recognized upon the termination of our 2021 Term Loan and Fortress Term Loan.

Termination of convertible note side letters

The termination of convertible note side letters consists of the expense recognized related to the convertible note prepayment penalty and recognition of the PubCo Share liability and Base PubCo and Backstop Share liability.

Other Income, net

Other income, net consists of interest earned on our invested cash balances, which primarily consist of deposit accounts and money market funds, foreign currency transaction gains and losses and expense associated with our Success Fee derivative liability and Fortress Term Loan derivative liability. See Note 10, Fair Value Measurements, for further information.

Results of Operations

Comparison of the Three and Nine Months Ended September 30, 2024 and 2023 (unaudited)

The following table summarizes our results of operations for the three and nine months ended September 30, 2024 and 2023 (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
Revenue	$5,367	$18,200	$(12,833)	$26,519	$45,232	$(18,713)
Cost of revenue	2,256	4,232	(1,976)	7,549	10,165	(2,616)

Gross profit	3,111	13,968	(10,857)	18,970	35,067	(16,097)

Operating expenses:
Sales and marketing	5,197	13,989	(8,792)	18,060	36,127	(18,067)
Research and development	3,212	7,191	(3,979)	13,247	21,623	(8,376)
General and administrative	7,043	18,942	(11,899)	20,746	30,657	(9,911)

Total operating expenses:	15,452	40,122	(24,670)	52,053	88,407	(36,354)

Loss from operations	(12,341)	(26,154)	13,813	(33,083)	(53,340)	20,257

Other income (expense):
Interest expense	—	(2,586)	2,586	(2,264)	(7,331)	5,067
Changes in fair value of warrants	9,703	3,868	5,835	14,210	2,189	12,021
Change in fair value of debt	1,790	(6,008)	7,798	10,020	(3,751)	13,771
Changes in fair value of Revenue Interest Financing and PIPE conversion option	(11,104)	(2,040)	(9,064)	(9,608)	(2,040)	(7,568)
Changes in fair value of earn-out liabilities	2,260	24,330	(22,070)	22,140	24,330	(2,190)
Loss on extinguishment of debt	—	(3,929)	3,929	(8,713)	(3,929)	(4,784)
Termination of convertible note side letters	—	(9,466)	9,466	—	(17,598)	17,598
Other income, net	757	389	368	1,928	133	1,795

Total other income (expense):	3,406	4,558	(1,152)	27,713	(7,997)	35,710
Loss before income taxes:	(8,935)	(21,596)	12,661	(5,370)	(61,337)	55,967
Provision for income taxes:	(69)	(34)	(35)	(210)	(90)	(120)

Net loss	$(9,004)	$(21,630)	$12,626	$(5,580)	$(61,427)	$55,847

Revenue

Revenue decreased $12.8 million, or 71%, to $5.4 million and decreased $18.7 million, or 41%, to $26.5 million for the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023. The decrease in revenue was primarily the result of decreased gastric balloon units sold due to macroeconomic headwinds in certain markets leading to lower re-order rates as distributors and certain accounts adjusted their inventory levels. Additionally, in August 2024, ANSM suspended sales of the Allurion balloon in France, resulting in a $1.2 million reduction to revenue for customer returns of the Allurion Balloon. The decrease in revenue was also attributable to selling less or no product to certain distributors and accounts to manage our credit risk.

Cost of Revenue

Cost of revenue decreased $2.0 million, or 47%, to $2.3 million for the three months ended September 30, 2024, and decreased $2.6 million, or 26%, to $7.5 million for the nine months ended September 30, 2024 compared to the same periods in 2023. The decrease in cost of revenue was a direct result of decreased gastric balloon units sold, partially offset by an increase in manufacturing expense, as less labor and overhead was absorbed due to lower production volumes.

Gross Profit

Gross profit decreased $10.9 million, or 78%, to $3.1 million for the three months ended September 30, 2024, and decreased $16.1 million, or 46%, to $19.0 million for the nine months ended September 30, 2024 compared to the same periods in 2023. The decrease in gross profit was primarily the result of an increase in our manufacturing expense, as less labor and overhead was absorbed due to lower production volumes, as well as a decrease in revenue and sales volume of our gastric balloon system. Additionally, in August 2024, ANSM suspended sales of the Allurion balloon in France, resulting in a $1.2 million reduction to revenue for customer returns of the Allurion Balloon.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses decreased $8.8 million, or 63%, to $5.2 million for the three months ended September 30, 2024, compared to the same period in 2023. The decrease in sales and marketing expenses was the result of a $5.3 million decrease in marketing expenditures driven by a reorganization of our selling and marketing spend focusing on more efficient channels and geographies, a $1.9 million decrease in shipping and logistics expenses, a $1.3 million decrease in salaries and related benefits, a $0.2 million decrease in meeting expenses, and a $0.1 million decrease in travel expenses.

Sales and marketing expenses decreased $18.1 million, or 50%, to $18.0 million for the nine months ended September 30, 2024, as compared to the same period in 2023. The decrease in sales and marketing expenses was the result of a $9.8 million decrease in marketing spend, a $3.4 million decrease in shipping and logistics expenses, a $2.8 million decrease in salaries, related benefits, and consulting costs, a $1.1 million decrease in meeting expenses, and a $0.6 million decrease in travel expenses.

Research and Development Expenses

Research and development expenses decreased $4.0 million, or 55%, to $3.2 million for the three months ended September 30, 2024, compared to the same period in 2023. The decrease in research and development expenses was primarily the result of a $2.4 million decrease in costs related to the AUDACITY clinical trial as it nears completion, a $1.0 million decrease attributable to salaries and related benefit costs due to lower headcount, and a $0.4 million decrease in outside consulting costs.

Research and development expenses decreased $8.4 million, or 39%, to $13.2 million for the nine months ended September 30, 2024, compared to the same period in 2023. The decrease in research and development expenses was primarily the result of a $4.8 million decrease in costs related to the AUDACITY clinical trial as it nears completion, a $2.4 million decrease attributable to salaries and related benefit costs due to lower headcount, and a $0.9 million decrease in outside consulting costs. We expect research and development expenses to continue to decrease in 2024 as our AUDACITY trial progresses toward completion.

General and Administrative Expenses

General and administrative expenses decreased $11.9 million, or 63%, to $7.0 million for the three months ended September 30, 2024, compared to the same period in 2023. The decrease in general and administrative expenses was primarily the result of a $4.6 million decrease in stock based compensation as the prior period consisted of a $4.9 million one-time charge as a result of the Business Combination, a $3.4 million decrease in insurance expense as the prior period consisted of a $3.6 million one-time insurance charge related to the Business Combination, a $1.8 million decrease attributable to salaries, benefits, and related costs, a $1.0 million decrease in bad debt expense, and a $0.8 million decrease in legal and professional fees, primarily driven by $1.2 million in one-time charges in the prior period related to the Business Combination.

General and administrative expenses decreased $9.9 million, or 32%, to $20.7 million for the nine months ended September 30, 2024, compared to the same period in 2023. The decrease in general and administrative expenses was primarily the result of a $4.1 million decrease in stock based compensation as the prior period consisted of a $4.9 million one-time charge as a result of the Business Combination, a $3.9 million decrease in bad debt expense, a $2.9 million decrease in insurance expense as the prior period consisted of a $3.6 million one-time insurance charge related to the Business Combination, partially offset by an increase in director and officer insurance in the current year, and a $0.6 million decrease attributable to salaries, benefits, and related costs. These decreases were partially offset by $1.7 million of legal and professional fees, driven by $1.4 million of one-time legal fees in connection with the Amended Note Purchase Agreement with RTW and $0.9 million of offering costs expensed as part of the Public Offering and Private Placement in July 2024.

Other income (expense)

Interest Expense

Interest expense decreased $2.6 million, or 100%, to zero for the three months ended September 30, 2024 and $5.1 million, or 69%, to $2.3 million for the nine months ended September 30, 2024, compared to the same periods in 2023. The decrease in interest expense was due the termination of our Fortress Term Loan in April 2024, as well as a reduction in principal of our Fortress Term Loan as compared to our 2021 Term Loan during the comparable nine month period.

Change in Fair Value of Warrants

The $9.7 million gain and $14.2 million gain attributable to the change in fair value of warrants for the three and nine months ended September 30, 2024, respectively, compared to the same periods in 2023, were due to mark to market fluctuations in our warrant liabilities due to the decline in value of our Common Stock during the periods, as well as the issuance of the Public Offering Warrants and Private Placement Warrants on July 1, 2024, for which there were no comparable mark to market fluctuations in the prior period.

Change in Fair Value of Debt

The $1.8 million and $10.0 million gain attributable to the change in fair value of debt for each of the three and nine months ended September 30, 2024, compared to the same periods in 2023, was due to mark to market fluctuations in our convertible debt.

Change in Fair Value of Revenue Interest Financing and PIPE Conversion Option

The $11.1 million loss attributable to the change in fair value of the Revenue Interest Financing and PIPE Conversion Option for the three months ended September 30, 2024, compared to the same period in 2023, was primarily due to a $6.7 million loss related to the change in fair value of the Revenue Interest Financing and a $4.4 million loss on PIPE Conversion Option primarily driven by a decrease in the discount rate. The $9.6 million loss attributable to the change in fair value of the Revenue Interest Financing and PIPE Conversion Option for the nine months ended September 30, 2024, compared to the same period in 2023, was primarily due to a $5.4 million loss related to the change in fair value in the Revenue Interest Financing from December 31, 2023 to September 30, 2024 and a $4.3 million loss in the change in fair value of the PIPE Conversion Option from December 31, 2023 to September 30, 2024.

Change in Fair Value of Earn-Out Liabilities

The $2.3 million gain attributable to the change in the fair value of earn-out liabilities for the three months ended September 30, 2024 and the $22.1 million gain attributable to the change in the fair value of the earn-out liabilities for the nine months ended September 30, 2024 were due to the decrease in the Company’s stock price from December 31, 2023 to September 30, 2024.

Loss on extinguishment of debt

Loss on extinguishment of debt decreased $3.9 million, or 100%, to zero for the three months ended September 30, 2024, compared to the same period in 2023. The decrease was due to a $3.9 million loss on the extinguishment of the 2021 Term Loan with Runway during the comparable period. Loss on extinguishment of debt increased $4.8 million, or 122%, to $8.7 million for the nine months ended September 30, 2024, compared to the same period in 2023. This increase was due to the $8.7 million loss on extinguishment of our Fortress Term Loan in April 2024, compared to the $3.9 million loss on the extinguishment of our 2021 Term Loan with Runway in August 2023.

Termination of convertible note side letters

Termination of convertible note side letters decreased $9.5 million, or 100%, to zero for the three months ended September 30, 2024 and $17.6 million, or 100%, to zero for the nine months ended September 30, 2024, compared to the same periods in 2023. The decreases were primarily due to changes in the PubCo Share Liability, Base PubCo Shares and Backstop Shares liabilities driven by the use of the full backstop during the comparable periods for which there were no comparable liabilities in the current period.

Other Income, Net

The change in Other income, net for the three months ended September 30, 2024 compared to the same period in 2023 was a gain of $0.4 million attributable to a $0.4 million gain related to fluctuations in exchange rates of foreign currencies. The change in Other income, net for the nine months ended September 30, 2024 compared to the same period in 2023 was a gain of $1.8 million, primarily driven by the $2.1 million write-off of the term loan derivative liability to zero in connection with the termination of the Fortress Term Loan and a $1.1 million gain in interest income, partially offset by a $1.1 million loss related to the Amended Note Purchase Agreement.

Provision for Income Taxes

We recorded a provision for income taxes of $0.1 million and $0.2 million for the three and nine months ended September 30, 2024, respectively. These provisions for income taxes are due to net income in certain foreign jurisdictions.

Liquidity and Capital Resources

Since our inception, we have primarily obtained cash to fund our operations through the sale of Allurion preferred stock and common stock, issuance of term loans, royalty arrangements, and issuance of convertible debt instruments. As of September 30, 2024, we had $28.7 million in cash and cash equivalents. We incurred a net loss of $5.6 million and $61.4 million for the nine months ended September 30, 2024 and 2023, respectively. We incurred cash outflows from operating activities of $29.0 million and $43.1 million during the nine months ended September 30, 2024 and 2023, respectively. As of September 30, 2024, we had an accumulated deficit of $218.4 million. We expect to continue to generate significant operating losses for the foreseeable future.

Our future capital requirements will depend on many factors, including:

•	the emergence of competing innovative weight loss experiences and other adverse marketing developments;

•	the timing and extent of our sales and marketing and research and development expenditures; and

•	any investments or acquisitions we may choose to pursue in the future.

Our revenue for the nine months ended September 30, 2024 was $26.5 million, which represented a quarter-over-quarter decrease of 41%. The decrease in revenue was primarily the result of lower re-order rates as distributors and certain accounts adjusted their inventory levels. The decrease in revenue was also attributable to selling less or no product to certain distributors and accounts to manage our credit risk. Additionally, in August 2024, ANSM suspended sales of the Allurion balloon in France, resulting in a reduction to revenue for customer returns of the Allurion Balloon. If our current cash and anticipated revenue and resulting cash flows from operations are insufficient to satisfy our liquidity requirements, due to increased expenditures, lower demand for or sales of our gastric balloon system, the occurrence of other events or the realization of the risks described in this Quarterly Report on Form 10-Q or our Annual Report on Form 10-K under the heading “Risk Factors,” we may be required to raise additional capital through the issuances of public or private equity or debt financing or other capital sources earlier than expected.

Until such time as we can generate sufficient revenue to fund operations, we expect to use proceeds from the issuance of equity, debt financings, or other capital transactions to fund our operations and satisfy our liquidity requirements. We may be unable to increase our revenue, successfully complete remediation programs to resume sales of the Allurion Balloon, raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to increase our revenue, successfully complete remediation programs to resume sales of the Allurion Balloon, raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue our operations or the development and commercialization of one or more of our product candidates and other strategic initiatives. Based on our recurring losses from operations incurred since inception, the expectation of continuing operating losses for the foreseeable future, and the potential need to raise additional capital to finance our future operations and debt service payments, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that the consolidated financial statements included in this Quarterly Report on Form 10-Q are issued.

Financing Arrangements

Public Offering and Concurrent Private Placement

On July 1, 2024, we received $15.2 million in net proceeds from the issuance of 14,406,508 shares of Common Stock and 16,567,484 Public Offering Warrants and $2.5 million in net proceeds from the sale and issuance of 2,260,159 shares of Series A Preferred Stock and 2,260,159 Private Placement Warrants in the Private Placement, in each case at an offering price of $1.20 per share and accompanying warrant. On July 5, 2024, the Underwriters partially exercised their option to purchase an additional 1,927,265 shares of Common Stock for additional net proceeds of $2.2 million.

Note Purchase Agreement

On April 16, 2024, we received $48 million in gross proceeds from the Amended Note Purchase Agreement with RTW, which proceeds were used to repay all outstanding principal, accrued and unpaid interest and other obligations with respect to the Fortress Term Loan.

As of September 30, 2024, $48.0 million of the RTW Convertible Notes remains outstanding and is included in convertible notes payable, net of discounts on our consolidated balance sheets. See Note 8, Debt, in the notes to our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 included within this Quarterly Report on Form 10-Q for additional details regarding the RTW Convertible Notes.

Chardan Purchase Agreement

On December 18, 2023, we entered into the Purchase Agreement with Chardan. Pursuant to the Purchase Agreement, we have the right from time to time at our option to sell to Chardan up to the lesser of (i) $100,000,000 in aggregate gross purchase price of newly issued shares of our Common Stock, and (ii) the Exchange Cap, subject to certain conditions.

As of September 30, 2024, we have received $0.4 million in net proceeds from sales of shares of our Common Stock pursuant to the Purchase Agreement with Chardan.

Revenue Interest Financing Agreement

On August 1, 2023, we received $40.0 million in proceeds from the Revenue Interest Financing Agreement with RTW, which matures in December 2030. We entered into the Revenue Interest Financing Agreement on February 9, 2023 and received the proceeds at the closing of the Business Combination. On April 14, 2024, the Revenue Interest Financing Agreement was amended to, among other things, increase the rate of revenue interest payments to be paid to RTW. The Revenue Interest Financing Agreement is included in Revenue Interest Financing liability on our consolidated balance sheet as of September 30, 2024. See Note 9, Revenue Interest Financing, Side Letter, and PIPE Conversion Option in the notes to our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 included within this Quarterly Report on Form 10-Q for additional details regarding the Revenue Interest Financing Agreement.

On October 22, 2024, funds affiliated with RTW provided notice to the Company of their election under the RTW Side Letter, to surrender 749,998 shares of common stock of the Company representing $7.5 million in consideration for an additional Revenue Interest Financing Agreement. Accordingly, on October 30, 2024, the Company and the funds affiliated with RTW entered into the New RIFA.

Material Cash Requirements for Known Contractual and Other Obligations

Leases

We have entered into various non-cancellable operating leases for our corporate office, manufacturing facilities, research and development labs, management office space and certain equipment. The leases have varying terms expiring between 2025 and 2028. See Note 16, Commitments and Contingencies of the notes to our unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 for additional details related to our noncancelable operating leases.

RTW Convertible Notes

On April 16, 2024, we received $48 million in gross proceeds from the Amended Note Purchase Agreement with RTW, which proceeds were used to repay all outstanding principal, accrued and unpaid interest and other obligations with respect to the Fortress Term Loan.

Revenue Interest Financing

We received $40.0 million in proceeds from the Revenue Interest Financing Agreement with RTW on August 1, 2023. In exchange, we are obligated to remit to RTW certain revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries at certain specified rates. On April 14, 2024, the Revenue Interest Financing Agreement was amended to, among other things, increase the rate of revenue interest payments to be paid to RTW for net sales less than or equal to $100 million prior to December 31, 2026 from 6% to 12%, and increase the royalty rate on net sales less than or equal to $100 million on or after January 1, 2027 from 10% to 12%.

If RTW has not received aggregate revenue interest payments equal to at least 100% of the Investment Amount by December 31, 2027, we must make a cash payment in an amount sufficient to catch RTW up to 100% of the Investment Amount. If RTW has not received revenue interest payments equal to at least 240% of the Investment Amount by December 31, 2030, we must make a cash payment in an amount sufficient to catch RTW up to 240% of the Investment Amount.

Further, on October 22, 2024, funds affiliated with RTW provided notice to the Company of their election under the RTW Side Letter, to surrender 749,998 shares of common stock of the Company representing $7,500,000 in consideration for an additional Revenue Interest Financing Agreement. Accordingly, on October 30, 2024, the Company and the funds affiliated with RTW entered into the New RIFA. The New RIFA has substantially identical terms and conditions as the RIFA Amendment, except that the amount of financing provided under the New RIFA is equal to the conversion amount of $7.5 million.

Research and Development Costs

We are continuing to invest in our U.S. FDA AUDACITY clinical trial and have entered into contractual obligations with each clinical trial site. Each contract shall continue until the completion of the trial at that site, which is approximately 48 weeks from the start of each contract. Our clinical trial costs are dependent on, among other things, the size, number, and length of our clinical trial. We also incur research and development costs related to the enhancement of our existing products.

Other Capital Requirements

We enter into agreements in the normal course of business with various vendors, which are generally cancelable upon notice. Payments due upon cancellation typically consist only of payments for services provided or expenses incurred, including non-cancelable obligations of service providers, up to the date of cancellation.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

	Nine Months Ended September 30,
(In thousands)	2024	2023
Net cash used in operating activities	$(29,026)	$(43,111)
Net cash used in investing activities	(611)	(1,208)
Net cash provided by (used in) financing activities	20,261	116,394

Net increase (decrease) in cash and cash equivalents, and restricted cash	$(9,376)	$72,075

Net Cash Used in Operating Activities

Nine Months Ended September 30, 2024 and 2023

During the nine months ended September 30, 2024, operating activities used $29.0 million of cash, resulting in a net loss of $5.6 million, non-cash income of $23.0 million, and net cash used from changes in our operating assets and liabilities of $0.4 million.

Non-cash income consisted of $22.1 million of income related to the change in fair value of our earn-out liabilities, $14.2 million of mark to market adjustments related to our warrant liabilities, $10.0 million of income related to the change in fair value of our convertible debt, $2.5 million of interest paid on debt recorded at fair value, and $1.9 million of income related to the change in fair value of our term loan derivative liability. This non-cash income was partially offset by a $9.6 million loss on the change in fair value of our Revenue Interest Financing and PIPE Conversion Option, an $8.7 million loss on the extinguishment of our Fortress Term Loan, $2.2 million of stock-based compensation expense, $1.5 million of non-cash interest expense, $1.4 million of debt issuance costs associated with debt at fair value, a $1.1 million provision for uncollectible accounts, a $1.1 million provision for inventory, $0.9 million of issuance costs associated with warrants recorded at fair value, $0.8 million of depreciation and amortization expense, and $0.6 million of non-cash lease expense.

Net cash provided by changes in our operating assets and liabilities consisted of a $7.2 million decrease in accounts receivable, a $0.6 million decrease in inventory, and a $0.7 million decrease in prepaid expenses, other current and long-term assets, partially offset by a net $8.4 million decrease in accounts payable, accrued expenses and other current liabilities and a $0.6 million decrease in our lease liabilities.

The decrease in accounts receivable was the result of an increase in cash collections and decrease in revenue. The decrease in inventory was primarily related to a decrease in finished goods and work in progress. The decrease in prepaid expenses, other current and long-term assets was primarily related to a decrease in prepaid inventory and payroll deposits. The net decrease in accounts payable, accrued expenses and other current liabilities was primarily related to decreased expenses and timing of payments.

During the nine months ended September 30, 2023, operating activities used $43.1 million of cash, resulting from a net loss of $61.4 million, partially offset by net cash provided by changes in our operating assets and liabilities of $3.4 million and non-cash charges of $14.9 million.

Non-cash charges consisted of $16.1 million for termination of convertible note side letters, $6.3 million of stock-based compensation expense, a $5.0 million provision for uncollectible accounts, $3.9 million loss on extinguishment of debt for our 2021 Term Loan, $3.8 million related to the change in fair value of our convertible debt, $2.0 million related to the change in fair value of the Revenue Interest Financing and PIPE Conversion Option, $1.1 million of non-cash interest expense primarily related to the accretion of debt discount associated with our outstanding debt arrangements, a $0.7 million provision for inventory, $0.6 million of lease expense, $0.6 million of depreciation and amortization expense, and $0.3 million of unrealized loss on foreign exchange. These charges were partially offset by $24.3 million of income related to the change in fair value of our earn-out liabilities and $2.4 million of mark to market adjustments related to our warrant and derivative liabilities.

Net cash provided by changes in our operating assets and liabilities consisted of a net $8.4 million increase in accounts payable, accrued expenses and other current liabilities and a $0.4 million decrease in prepaid expenses, other current and long-term assets, partially offset by a $3.9 million increase in accounts receivable, a $0.9 million increase in inventory and a $0.6 million decrease in operating lease liabilities.

The net increase in accounts payable, accrued expenses and other current liabilities was primarily related to increased expenses as well as timing of payments. The increase in accounts receivable was primarily related to the timing of cash collections. The decrease in prepaid expenses, other current and long-term assets was primarily related to the settlement of deferred deal costs related to the Business Combination. The increase in inventory was primarily related to an increase in work in progress and raw materials.

Net Cash Used in Investing Activities

Nine Months Ended September 30, 2024 and 2023

During the nine months ended September 30, 2024 and September 30, 2023, cash used in investing activities was $0.6 million and $1.2 million, respectively, consisting of purchases of property and equipment.

Net Cash Provided by Financing Activities

Nine Months Ended September 30, 2024 and 2023

During the nine months ended September 30, 2024, cash provided by financing activities was $20.3 million, consisting of $48.0 million in proceeds from the issuance of convertible notes, $18.2 million in net proceeds from the Public Offering, $2.7 million in net proceeds from the Private Placement, and $0.4 million of proceeds from our equity line financing, partially offset by $47.7 million repayment of the Fortress Term Loan and a $1.4 million payment of debt issuance costs.

During the nine months ended September 30, 2023, cash provided by financing activities was $116.4 million, consisting of $62.1 million of proceeds from the Business Combination, net of transaction costs, $57.6 million from the issuance of our Fortress Term Loan net of debt issuance costs, $38.8 million from the issuance of our Revenue Interest Financing Agreement with RTW net of issuance costs, $28.7 million from the issuance of our 2023 Convertible Notes, net of issuance costs, partially offset by the $57.7 million repayment of our 2021 Term Loan, $10.8 million repayment of our 2023 Convertible Notes and $2.5 million of repayment of a promissory note assumed from Compute Health in the Business Combination.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2, Summary of Significant Accounting Policies, to our audited consolidated financial statements included in our Annual Report on Form 10-K, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We account for revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“Topic 606” or “ASC 606”). In accordance with ASC 606, we recognize revenue when control of our products is transferred to our customers in an amount that reflects the consideration we expect to receive in exchange for those products. Our revenue recognition process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the transaction price, allocating the transaction price to the distinct performance obligations in the contract, and recognizing revenue as performance obligations are satisfied.

Revenue is generated primarily from the sale of our gastric balloon system, which includes the Allurion Balloon and related accessories. We have provided customers purchasing the Allurion Balloon with an implied license for access to our Allurion VCS software. This implied software license was given to customers for no additional consideration and was not negotiated as part of the customer’s contracts. As such, it has been deemed an immaterial promise in the context of the contract, and we do not consider the license as a separate performance obligation. In the future, if and when Allurion VCS services are determined to be a performance obligation, we expect the associated consideration will be deferred and recognized over the license period.

We sell our products directly to customers through our direct sales personnel and indirectly through independent distributors. For distributor sales, we sell our products to our distributors, who subsequently resell the products to health care providers, among others. For direct sales, our products are sold directly to our customers, which are typically health care providers. Generally, customer contracts contain Free on Board or Ex-Works shipping point incoterms. We recognize revenue when the customer obtains control of our product, which typically occurs upon shipment, in return for agreed-upon, fixed-price consideration.

Additionally, from time to time, we offer certain incentives to our customers, which are recorded as a reduction of revenue in the period the related product revenue is recognized. Any discounts we offer are outlined in our customer agreements. Payments to the customer for a distinct good or service that reasonably estimates the fair value of the distinct benefit received, such as marketing programs and shipping and logistics services, are recorded as a selling and marketing expense.

Our payment terms are consistent with prevailing practice in the respective markets in which we do business, which are not affected by contingent events that could impact the transaction price. Our contracts with customers do not provide general rights of return unless certain product quality standards are not met.

Valuation of Earn-Out Liabilities

In connection with the Business Combination, holders of Legacy Allurion common stock and Legacy Allurion preferred stock and holders of vested options, warrants and restricted stock units exercisable or convertible into Legacy Allurion capital stock received the contingent right to receive additional shares of our Common Stock (the “Earn-Out Shares”) upon the achievement of certain earn-out targets. As the contingent earn-out consideration contains a settlement provision that precludes it from being indexed to our stock, it is classified as a liability under ASC 480, as defined in Note 2, Summary of Significant Accounting Policies. The fair value of contingent earn-out consideration is estimated as of the acquisition date at the present value of the expected contingent payments using a Monte Carlo Simulation Method. This method utilizes a combination of observable (Level 2) and unobservable (Level 3) inputs, which include the trading price and volatility of the underlying common stock, expected term, risk-free interest rates, and expected date of a qualifying event. The determination of the fair value of these financial instruments is complex and highly judgmental due to the significant estimation required. In particular, the fair value estimate is sensitive to certain assumptions, such as the volatility of underlying shares.

Changes in the estimated fair value of the contingent earn-out consideration are recorded in Other income (expense) in the condensed consolidated statements of operations and are reflected in the period in which they are identified. Changes in the estimated fair value of the continent earn-out consideration may materially impact or cause volatility in our operating results.

Valuation of Revenue Interest Financing and PIPE Conversion Option

In connection with the Business Combination, we entered into the Revenue Interest Financing Agreement with RTW, under which the Company received $40.0 million upfront. In exchange, we are obligated to remit to RTW certain revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries until December 31, 2030. We account for the Revenue Interest Financing Agreement under the fair value option election of ASC 825, Financial Instruments. The Revenue Interest Financing Agreement accounted for under the FVO election is a debt host financial instrument containing embedded features wherein the entire financial instrument is initially measured at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The fair value of the Revenue Interest Financing is calculated using a discounted cash flow method under the income approach utilizing future revenue projections and a discount rate. Changes in the estimated fair value of the Revenue Interest Financing Agreement are recorded as a component of Other income (expense) in the condensed consolidated statements of operations. A portion of the estimated change in fair value must be reported in other comprehensive loss to the extent that it is attributable to instrument-specific credit risk. As a result of electing the FVO, direct costs and fees related to the Revenue Interest Financing are expensed as incurred.

In connection with the Company entering into the Revenue Interest Financing, we and RTW entered into the RTW Side Letter under which RTW may elect to convert up to $7.5 million of its initial PIPE subscription into an additional revenue interest financing by forfeiting a number of shares of our Common Stock acquired by the RTW in its PIPE Investment. We account for this PIPE Conversion Option as a freestanding financial instrument that qualifies for derivative liability accounting in accordance with ASC 815, Derivatives and Hedging. The fair value of the PIPE Conversion Option is measured using a MCSM using a combination of observable (Level 2) and unobservable (Level 3) inputs, which include the number of shares convertible, the stock price of the underlying common stock, volatility, risk-free rates, and expected term. The PIPE Conversion Option is initially measured at its fair value within Other liabilities on the condensed consolidated balance sheets with corresponding recognition of expense at inception as there is no right received by the Company that meets the definition of an asset and the transaction did not involve a distribution or a dividend. Subsequent changes in fair value of the derivative liability are recognized as a gain or loss as a component of Other income (expense) in the condensed consolidated statements of operations.

Valuation of RTW Convertible Notes

We entered into the Amended Note Purchase Agreement with RTW on April 16, 2024, under which the Company issued and sold $48.0 million aggregate principal amount of convertible senior secured notes. We account for the RTW Convertible Notes under the FVO election of ASC 825, as the Amended Note Purchase Agreement is a financial instrument containing embedded features where the entire financial instrument is measured at its issue-date estimated fair value and then subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The fair value of the RTW Convertible Notes is measured using a discounted cash flow method under the income approach with a MCSM used to determine the simulated stock price at each payment date and event that may trigger conversion of the RTW Convertible Notes. The fair value is measured using a combination of observable (Level 2) and unobservable (Level 3) inputs, which include probabilities of various conversion scenarios, volatility, estimated market yields, and expected term. The determination of the fair value of the RTW Convertible Notes is complex and highly judgmental due to the significant estimation required.

Changes in the estimated fair value of the RTW Convertible Notes are recorded in Other income (expense) in the condensed consolidated statement of operations and are reflected in the period in which they are identified.

Determination of Fair Value of Legacy Allurion Preferred Stock, Common Stock and Warrants

The estimated fair value of our Legacy Allurion shares has been determined by the Legacy Allurion board of directors, with input from management, considering the most recently available third-party valuations then available and the Legacy Allurion board of directors’ assessment of additional objective and subjective factors that it believed were relevant. These factors included, but were not limited to:

•

the prices at which we sold shares of Legacy Allurion preferred stock and the superior rights and preferences of the Legacy Allurion preferred stock relative to the Legacy Allurion common stock at the time of each grant;

•	our stage of development and business strategy;

•	external market conditions and trends affecting our industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our Common Stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, deSPAC transaction, or sale of our company in light of prevailing market conditions; and

•	the analysis of initial public offerings or other financing transactions and market performance of comparable companies in the industry.

The fair value of the underlying Legacy Allurion preferred stock, common stock, and warrants was determined by the Legacy Allurion board of directors until we were listed on the NYSE on August 2, 2023. The fair value of the Legacy Allurion shares is utilized in the determination of stock-based compensation expense, common stock warrant liability expense, preferred stock recorded at fair value and the convertible notes conversion price. The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of the Legacy Allurion preferred stock issued in 2021 and Legacy Allurion Convertible Notes converted in 2021 could be materially different. Significantly different assumptions or estimates could also impact the fair value of the Legacy Allurion Stock Options and stock-based compensation and fair value of the Legacy Allurion warrants, but these have not been material to date.

Recent Accounting Pronouncements

See Note 2, Summary of Significant of Accounting Policies in the accompanying notes to the consolidated financial statements included in Part 1, Item 1 of this Quarterly Report on Form 10-Q for a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows.

Emerging Growth Company and Smaller Reporting Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, which allows us to take advantage of certain exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) our annual revenue exceeded $100 million during such completed fiscal year or the market value of the shares of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We had cash and cash equivalents totaling $28.7 million at September 30, 2024. Cash equivalents were invested primarily in money market funds. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. Under our investment policy, we invest in highly rated securities, issued by the U.S. government or liquid money market funds. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We utilize external investment managers who adhere to the guidelines of our investment policy. A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents, net loss or cash flows.

As of September 30, 2024, we had no variable rate debt outstanding.

Foreign Currency Exchange Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency and the remeasurement of foreign currencies to our U.S. dollar reporting currency. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations. Transaction gains or losses are included in other income, net in the consolidated statements of operations, as incurred.

We believe that a 10% increase or decrease in current exchange rates between the U.S. dollar and our foreign currencies could have a material impact on our business, financial condition or results of operations. Our primary exposures related to foreign currency denominated sales and expenses are in Europe and we also have exposure in the Middle East and the Asia-Pacific region, and are monitoring potential developing exposure in the Latin American, Canadian and African markets.

To date, we have not engaged in any foreign currency hedging activities. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in foreign currency exchange rates. During the nine months ended September 30, 2024, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts would have had an impact of approximately 6% on revenues and 2% on expenses and would have impacted our net income by approximately 2%. During the nine months ended September 30, 2023, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts would have had an impact of approximately 5% on revenues and 2% on expenses and would have impacted our net loss by approximately 1%.

Item 4. Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. Based on that review and evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2024 as a result of the material weaknesses in our internal control over financial reporting discussed below.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2023 and 2022, we identified material weaknesses in our internal control over financial reporting that we are currently working to remediate, which relate to: (a) insufficient segregation of duties in the financial statement close process; (b) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities; and (c) insufficient information systems controls, including access and change management controls. We have concluded that these material weaknesses in our internal control over financial reporting occurred because we did not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting timeline requirements of a public company.

We are focused on designing and implementing effective internal controls measures to improve our evaluation of disclosure controls and procedures, including internal control over financial reporting, and remediating the material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•	the hiring and planned continued hiring of additional accounting staff with public company experience,

•	implemented a new enterprise resource planning system to replace the prior enterprise resource planning system,

•	implementation of additional review controls and processes requiring timely account reconciliation and analyses of certain transactions and accounts, and

•	hired a national accounting firm to assist in the design and implementation of controls and remediation of controls gaps.

While significant progress has been made to enhance our internal control over financial reporting, we are still in the process of building and enhancing our processes, procedures, and controls. Additional time is required to complete the remediation of these material weaknesses and the assessment to ensure the sustainability of these remediation actions. We believe the above actions, when complete, will be effective in the remediation of the material weakness described above.

Changes in Internal Control Over Financial Reporting

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonable likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on the Company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

Item 1A. Risk Factors.

Information regarding risk factors appears in Part I, Item 1A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 26, 2024 and subsequently amended on April 29, 2024 (the “Annual Report on Form 10-K”). You should carefully consider the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, under the heading “Part I — Item 1A. Risk Factors,” together with the additional risk factors included below and all of the other information in this Quarterly Report on Form 10-Q. Except as set forth below, there have been no material changes from the risk factors previously disclosed in such Annual Report on Form 10-K. In addition to the matters set forth herein, investors should review the risks factors and other information provided in the Annual Report on Form 10-K prior to making an investment in the Company. The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described below and in the Annual Report on Form 10-K, any one or more of which could, directly or indirectly, cause the Company’s actual financial condition and operating results to vary materially from past, or from anticipated future, financial conditions and operating results. Any of these factors, in whole or in part, could materially and adversely affect the Company’s business, financial condition, operating results and stock price.

We expect to incur losses for the foreseeable future, our ability to achieve and maintain profitability depends on the commercial success of the Allurion Balloon, and we expect our revenues to continue to be driven primarily by sales of the Allurion Balloon.

We have incurred losses to date and expect to continue to incur losses for the foreseeable future. Sales of the Allurion Balloon and related accessories, which have occurred outside of the U.S. because we have not yet obtained the regulatory approval required to sell our products within the U.S., accounted for substantially all of our revenues for the years ended December 31, 2023 and 2022, and we expect our revenues to continue to be driven primarily by sales of the Allurion Balloon. In order to achieve and sustain profitability, our revenues from sales of the Allurion Balloon will need to grow beyond the levels we have achieved in the past. If health care providers and/or patients do not perceive our products to be competitive in features, efficacy and safety when compared to other products in the market, or if demand for the Allurion Balloon or for weight loss procedures and programs in general decreases, we may fail to achieve sales levels that provide for future profitability.

Our ability to successfully market and sell the Allurion Balloon and our other current and future product and service offerings depends on numerous factors, including but not limited to:

•	outcomes of current and future clinical trials of, and trials involving, the Allurion Balloon;

•	acceptance of the Allurion Balloon as safe and effective by patients, caregivers and the medical community;

•	an acceptable safety profile of the Allurion Balloon in markets where we have obtained regulatory approvals;

•	our ability to successfully complete remediation programs to resume sales of the Allurion Balloon in France and any other country that suspends sales of our products;

•	whether key thought leaders in the medical community accept that such clinical trials are sufficiently meaningful to influence their or their patients’ choices of product;

•	maintenance of our existing regulatory approvals and expansion of the geographies in which we have regulatory approvals;

•

commercially viable processes at a scale sufficient to meet anticipated demand at an adequate cost of manufacturing, and that are compliant with ISO 13485 Quality Management System requirements and/or good manufacturing practice requirements, as set forth in the FDA’s QSR and other international regulations;

•	our success in educating health care providers and patients about the benefits, administration and use of the Allurion Balloon;

•	the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing treatments;

•	the willingness of patients to pay out-of-pocket for the Allurion Balloon and/or VCS in the absence of coverage and reimbursement for such treatment;

•	the success of our internal sales and marketing organization and the sales forces of our distributors; and

•	continued demand for weight loss using balloon products, which may be adversely affected by events involving our products or those of our competitors, among other things.

Some of these factors are beyond our control. For example, on August 6, 2024, we announced that the ANSM suspended sales of the Allurion Balloon in France, and that we are withdrawing the Allurion Balloon from the French market, pending implementation of a remediation plan to reduce certain risks associated with the advertising, follow-up program, and adverse events for the Allurion Balloon. There is no guarantee that we will be able to successfully implement a remediation plan to the satisfaction of ANSM and we could be delayed or prevented from resuming sales of the Allurion Balloon in France. In addition, a withdrawal from the market in one country may have a negative effect on the regulatory approval process and ability to sell and commercialize the Allurion Balloon in other countries, and on the market acceptance of the Allurion Balloon. Any of these events may have an adverse effect on our business, financial condition, results of operations and growth prospects.

If we are unable to continue to commercialize the Allurion Balloon and our other current and future products and services, or are unable to obtain a distributor or partner to commercialize them, we may not be able to produce any incremental revenues related to the Allurion Balloon and our other current and future products and services. This would result in an adverse effect on our business, financial condition, results of operations and growth prospects.

The failure of the Allurion Balloon to achieve and maintain market acceptance could result in us achieving sales below our expectations, which would cause our business, financial condition and operating results to be materially and adversely affected.

Our current business and growth strategy is highly dependent on the Allurion Balloon achieving and maintaining market acceptance. In order for us to sell our products to healthcare providers and, ultimately, weight loss patients, we must convince them that our products are an attractive alternative to competitive treatments for patients who are obese and overweight, including traditional pharmaceutical therapies and more aggressive bariatric surgical treatments, such as gastric bypass and sleeve gastrectomy. Market acceptance and adoption of the Allurion Balloon depends on educating health care providers on its safe and appropriate use, as well as the cost, safety, comfort, tolerability, ease of use, and effectiveness of the Allurion Program compared to other treatments. If we are not successful in convincing existing and potential customers of the benefits of our product, or if we are not able to achieve the support of health care providers for our product, our sales may decline or we may achieve sales below our expectations.

Market acceptance of our products could be negatively impacted by many factors, including:

•	the willingness of patients to pay out-of-pocket for the Allurion Program in the absence of coverage and reimbursement for such program;

•

the failure of our products to achieve and maintain wide acceptance among patients who are obese and overweight, their health care providers, third-party payors and key opinion leaders in the weight loss treatment community;

•	lack of evidence supporting the safety, ease-of-use or other perceived benefits of the Allurion Balloon over competitive products or other currently available weight loss treatment alternatives;

•

perceived risks or uncertainties, or actual adverse events or other undesirable side effects, associated with the use of our gastric balloons, or components thereof, or of similar products or technologies of our competitors;

•	any adverse legal action, including products liability litigation, against us or our competitors relating to the Allurion Balloon or similar products or technologies;

•	the withdrawal or modification of any regulatory approvals for our products (including the withdrawal of the Allurion Balloon from the French market in August 2024); and

•	results of clinical studies relating to the Allurion Balloon or similar competitive products.

In addition, the rapid evolution of technology and treatment options within our industry may cause consumers to delay the purchase of our products in anticipation of advancements or breakthroughs, or the perception that advancements or breakthroughs could occur, in our products or the products offered by our competitors. It is also possible that consumers interested in purchasing any of our future products currently under development may delay the purchase of one of our current products. In addition, customers may delay their purchasing decisions, or health care providers may refrain from providing our products, as a result of a global pandemic or unfavorable changes in general economic conditions.

If the Allurion Balloon, or any other therapy or product that we may develop, does not achieve and maintain widespread market acceptance, we may fail to achieve sales consistent with our projections, in which case our business, financial condition and operating results could be materially and adversely affected.

There is no guarantee that the FDA or non-U.S. regulatory agencies will grant approval or clearance for our current or future products, including the Allurion Balloon. Failure to obtain regulatory approvals or clearances in the United States and other international jurisdictions, or revocation of approvals or clearances in those jurisdictions, will prevent us from marketing our products in such jurisdictions.

We intend to seek regulatory approval or clearance of our current and future products in the United States and certain non-U.S. jurisdictions. We have obtained a CE Mark for the Allurion Balloon and are therefore authorized to sell in the EU; however, in order to market in regions such as the United States, the Asia Pacific region and many other jurisdictions, we must obtain separate regulatory approvals or clearances.

The procedures for approval vary among countries and can involve additional clinical testing, and the time required to obtain approval or clearance may differ from that required to obtain the CE Mark or FDA approval. As a result of the United Kingdom leaving the EU, since January 1, 2021, the regulatory framework and regimes for medical devices in the United Kingdom and the EU have diverged. In particular, a new UKCA Mark was introduced for medical devices placed on the Great Britain market (which includes England, Scotland and Wales), and Northern Ireland adopted a hybrid approach as a result of the divergence in accordance with the Northern Ireland Protocol. Of note, on June 30, 2023, the UK Government introduced legislation, confirming that, subject to certain conditions, general medical devices compliant with the MDD with a valid declaration and CE mark can be placed on the Great Britain market up until the sooner of the expiry of the CE certificate or June 30, 2028, and general medical devices compliant with the MDR with a valid declaration and CE mark can be placed on the Great Britain market up until June 30, 2030.

Moreover, clinical studies or manufacturing processes conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more international regulatory authorities does not ensure approval by regulatory authorities in other countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. An international regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain regulatory approvals on a timely basis, if at all. We may not be able to submit for regulatory approvals or clearances and even if we submit we may not receive necessary approvals or clearances to commercialize our products in any market.

Before obtaining regulatory approval or clearance for the sale of a product, we may be required to conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy of our planned products in human patients. Preclinical studies and clinical trials can be expensive, difficult to design and implement, can take many years to complete, and are uncertain as to outcome. A failure of one or more of our trials could occur at any stage of testing. In connection with the initiation of a clinical trial in the U.S., we filed an investigational device exemption application, which was approved by the FDA in 2016. After we conducted that trial and submitted a premarket approval application to the FDA, in 2020, the FDA requested additional data. Therefore, we withdrew the PMA and in 2021 submitted an IDE application for our AUDACITY trial, which the FDA approved in 2021. We are currently conducting that clinical trial.

Numerous unforeseen events during, or as a result of, preclinical and clinical trials could occur, which would delay or prevent our ability to receive regulatory approval or commercialize the Allurion Balloon or any of our future products, including the following:

•

preclinical studies and clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional studies or abandon product development programs;

•

the number of patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, or patients may drop out of these clinical studies at a higher rate than we anticipate;

•	the cost of preclinical studies and clinical trials may be greater than we anticipate;

•	third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

we might suspend or terminate clinical trials of our products for various reasons, including a finding that our products have unanticipated serious side effects or other unexpected characteristics, or that the trial subjects are being exposed to unacceptable health risks;

•	regulators may not approve our proposed clinical development plans;

•	regulators or independent institutional review boards (“IRBs”) may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	regulators or IRBs may require that we, or our investigators, suspend or terminate clinical studies for various reasons, including non-compliance with regulatory requirements;

•	regulators in countries where our products are currently marketed may require that we suspend commercial distribution if there is non-compliance with regulatory requirements or safety concerns;

•	the supply or quality of our products or other materials necessary to conduct clinical studies of our products may be insufficient or inadequate; and

•

the enactment of new regulatory requirements in the EU under the Medical Device Regulation (“MDR”) effective since May 26, 2021 may make approval times longer and standards more difficult to pass. In particular, manufacturers are required to: (i) assign a unique device identification (“UDI”) to a medical device before it is placed on the EU market in order to improve traceability of the medical device; and (ii) register themselves, the medical device and the UDI, among other things, with a new European medical device database.

If we or any future collaboration or distribution partner are required to conduct additional clinical trials or other testing of the Allurion Balloon or any future products, those clinical studies or other testing may not be successfully completed. If the results of these studies or tests are not positive, or are only modestly positive or if they raise safety concerns, we may:

•	be delayed in obtaining marketing approvals for the Allurion Balloon or our future products;

•	not obtain marketing approval at all;

•	obtain approval for indications that are not as broad as desired;

•	have a product removed from the market after obtaining marketing approval; or

•	be subject to restrictions on how the product is distributed or used.

Even if we obtain regulatory approvals or clearances in a jurisdiction, our products may be removed from the market due to a variety of factors, including adverse events, recalls, suspension of regulatory clearance to sell, or other factors. For example, on August 6, 2024, we announced that ANSM has suspended sales of the Allurion Balloon in France, and we are withdrawing the Allurion Balloon from the French market, pending implementation of a remediation plan to reduce certain risks associated with the advertising, follow-up program, and adverse events for the Allurion Balloon. There is no guarantee that we will be able to successfully implement a remediation plan to the satisfaction of ANSM and we could be delayed or prevented from resuming sales of the Allurion Balloon in France. A withdrawal from the market in one country may have a negative effect on the regulatory approval process and ability to sell and commercialize the Allurion Balloon in other countries, and on the market acceptance of the Allurion Balloon in other countries.

Although we launched the Allurion Balloon commercially in January 2016 and have placed over 150,000 units to date in various countries outside the U.S., we do not have as much post-market surveillance data as our competitors and may not have clearly identified all possible or actual risks of our products. Furthermore, if our clinical trials do not produce patient data that compares favorably with products that are already on the market, health care providers and patients may opt not to use our products, and our business would suffer.

Our product development costs will also increase if we experience delays to our clinical trials or approvals.

Significant clinical trial delays also could allow our competitors to bring products to market before we do, which would impair our ability to commercialize our products and harm our business and results of operations.

Negative publicity, product defects and any resulting litigation concerning our products or our competitors’ products could harm our reputation and reduce demand for the Allurion Balloon, either of which could negatively impact our financial results.

The responses of potential patients, health care providers, the media, legislative and regulatory bodies and others to information about complications or alleged complications of our products, or products liability litigation against us or our competitors, could result in negative publicity and could materially reduce market acceptance of our products. These responses or any investigations and potential resulting negative publicity may have a material adverse effect on our business and reputation and negatively impact our financial condition, results of operations or the market price of our Common Stock. In addition, significant negative publicity could result in an increased number of product liability claims against us. On August 6, 2024, the ANSM has suspended sales of the Allurion Balloon in France due to adverse events, and we withdrew the Allurion Balloon from the French market, pending implementation of a remediation plan. There is no guarantee that we will be able to successfully implement a remediation plan to the satisfaction of ANSM and we could be delayed or prevented from resuming sales of the Allurion Balloon in France. A withdrawal from the market in in France and the risks identified by ANSM could negatively affect the market acceptance of the Allurion Balloon.

If patients using our products experience adverse events or other undesirable side effects, regulatory authorities could withdraw or modify our regulatory approvals, which would adversely affect our reputation and commercial prospects and/or result in other significant negative consequences.

Undesirable side effects caused by the Allurion Balloon could cause us, the FDA or other applicable regulatory authorities to interrupt, delay or halt clinical trials, and could result in more restrictive labeling than originally required, cause the FDA or other regulatory authorities to subsequently withdraw or modify our PMA, if we obtain approval, or other regulatory approvals, or result in the delay or denial of regulatory approval by regulatory authorities. For example, we suspended sales of the Allurion Balloon in France following a request by the ANSM, due to adverse events linked to gastrointestinal complications. In addition, in the 1980s and early 1990s, the FDA required post-market safety and efficacy data be collected on an earlier version of an intragastric balloon after patients suffered severe side effects and complications with the device, which ultimately resulted in the withdrawal of the PMA approval.

As of December 31, 2023, we had sold over 130,000 units of the Allurion Balloon in international markets. In our commercial experience, the serious adverse event rate has been less than 0.2% and has been similar to the SAE profile reported in the literature.

If we are unable to demonstrate that any adverse events are not related to our product, the FDA or other regulatory authorities could order us to cease further development of, require more restrictive indications for use and/or additional warnings, precautions and/or contraindications in the labeling than originally required, or delay or deny approval of any of our products. Even if we are able to do so, such event(s) could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our products, the commercial prospects of such product may be harmed and our ability to generate product revenues from our product may be delayed or eliminated. Any of these occurrences may harm our ability to develop other products, and may harm our business, financial condition and prospects significantly.

In addition, we or others may later identify undesirable side effects caused by the product (or any other similar product), resulting in potentially significant consequences, including:

•	regulatory authorities may withdraw or limit their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as a contraindication;

•	we may be required to change the way the product is distributed or administered, conduct additional clinical trials or change the labeling of the product;

•	we may be required to correct or remove the product from the marketplace or decide to conduct a voluntary recall;

•	we may decide to alert physicians through customer notifications;

•	regulatory authorities may use publicity such as a press release to alert our customers and the public of the issue;

•	health care providers and patients may be dissatisfied, seek refunds and refuse to use our products;

•	we could be sued and held liable for injury caused to individuals using our product; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the Allurion Balloon and could substantially increase the costs of commercializing our product and significantly impact our ability to successfully commercialize our product and generate product sales.

We are not in compliance with the NYSE’s minimum share price requirement or its minimum market capitalization standard and thus are at risk of the NYSE delisting shares of our Common Stock, which would have an adverse impact on the trading volume, liquidity and market price of shares of our Common Stock.

On August 12, 2024, we received a letter from NYSE notifying us that, as of August 8, 2024, for the last 30 consecutive business days, the average closing price of our common stock had closed below $1.00 per share, the minimum average closing bid price required by the continued listing requirements of Rule 802.01C of the NYSE Listed Company Manual. Pursuant to Rule 802.01C of the NYSE Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of a security fell below $1.00 over a period of 30 consecutive trading days. A company can regain compliance with the minimum share price requirement at any time during the six-month cure period if, on the last trading day of any calendar month during the cure period, the company has (i) a closing share price of at least $1.00 and (ii) an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. We intend to monitor the closing bid price of our Common Stock and may, if appropriate, consider available options to regain compliance with the NYSE minimum share price requirement.

On August 29, 2024, we received a notice from the NYSE notifying us that as of August 29, 2024, we are not in compliance with the continued listing standard set forth in Section 802.01B of the NYSE’s Listed Company Manual (the “Minimum Market Capitalization Standard”) because our average market capitalization was less than $50.0 million over the consecutive 30 trading-day period ended August 29, 2024 and our last reported stockholders’ equity as of August 29, 2024 was less than $50.0 million. In accordance with applicable NYSE procedures, within 45 days of receipt of the notice, we submitted a plan to the NYSE advising it of outlining measures that would bring us into conformity with the Minimum Market Capitalization Standard within 18 months of receipt of the notice (the “Cure Period”). The NYSE will evaluate the plan and determine whether the Company has made a reasonable demonstration of its ability to come into conformity with the relevant listing standards within the Cure Period. If the NYSE accepts our plan, the NYSE will review us on a quarterly basis to confirm compliance with the plan. If our plan is not accepted, we fail to comply with the plan or we do not meet the Minimum Market Capitalization Standard at the end of the Cure Period, we will be subject to NYSE’s prompt initiation of suspension and delisting procedures.

We cannot assure you that we will be able to cure these deficiencies or comply with other NYSE continued listing standards. A delisting of shares of our Common Stock from the NYSE could negatively impact us as it would likely reduce the liquidity and market price of shares of our Common Stock, reduce the number of investors willing to hold or acquire shares of our Common Stock, and negatively impact our ability to access equity markets and obtain financing.

An active trading market may not develop or be sustained.

The market for our securities may be highly volatile or may decline regardless of our operating performance. An active public market for our securities may not develop or be sustained. We cannot predict the extent to which investor interest in Allurion will lead to the development of an active trading market in our Common Stock or how liquid that market might become. If an active market does not develop or is not sustained, or if we fail to satisfy the continued listing standards of the NYSE for any reason and our securities are delisted, it may be difficult for you to sell your securities at the time you wish to sell them, at a price that is attractive to you, or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of capital stock, attract and motivate employees through equity incentive awards and acquire other companies, products or technologies by using shares of capital stock as consideration.

On August 12, 2024, we received a letter from NYSE notifying us that, as of August 8, 2024, for the last 30 consecutive business days, the average closing price of our common stock had closed below $1.00 per share, the minimum average closing bid price required by the continued listing requirements of Rule 802.01C of the NYSE Listed Company Manual. We cannot assure you that we will be able to cure this deficiency or comply with other NYSE continued listing standards. A delisting of shares of our Common Stock from the NYSE could negatively impact us as it would likely reduce the liquidity and market price of shares of our Common Stock.

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

On April 16, 2024, we issued an aggregate principal amount of $48 million of Notes due April 16, 2031. The interest rate is fixed at 6.00% per annum and is payable quarterly in cash or, at our option, in kind for the first three years. In addition, upon consummation of the Business Combination, we received an investment of $40 million from RTW in exchange for future royalty payments pursuant to the Revenue Interest Financing; we are also required to make royalty payments on an additional $7.5 million under the New RIFA. We may also incur additional indebtedness to meet future financing needs.

Our ability to make scheduled payments of debt principal and interest on our existing or future indebtedness, or to refinance our indebtedness, and to pay our royalty obligations, depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our debt, including the Amended Note Purchase Agreement, contains certain financial covenants relating to minimum liquidity and minimum revenue requirements. We have received waivers of minimum liquidity and minimum revenue requirements under debt arrangements in the past, but there is no guarantee that we will not need to obtain waivers of financial covenants in the future or that, should we require them, that we would obtain such waiver on terms favorable to the Company, or at all. To the extent that we are unable to continue to comply with such ongoing minimum liquidity and revenue requirements, including as a result of any weakness in our business or macroeconomic trends, and are unable to procure additional waivers from RTW or other lenders in the future, such lenders may pursue a number of actions, including declaring us in breach of our covenants, requiring conditions to cure such breaches and/or exercising foreclosure remedies. Any or all of these actions may materially impact our working capital, and our business may not continue to generate sufficient cash flows from operations to fund operations, service our debt, and satisfy our royalty payment obligations. If we are unable to generate such cash flows, we may be required to adopt one or more alternatives, such as raising additional capital on terms that may be unfavorable, selling assets or portions of our business, or ceasing operations. Our ability to refinance our existing or any future indebtedness will depend on the capital markets and our financial condition at such time.We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

In addition, our indebtedness owed to RTW is collateralized by substantially all of our assets and subject to customary financial and operating covenants limiting our ability to, among other things, incur additional indebtedness, change our material line of business, modify our organizational documents, create liens, sell assets, or prepay other indebtedness. These covenants may make it difficult to operate our business. We are also subject to standard event of default provisions under the Revenue Interest Financing Agreement, New RIFA and the Amended Note Purchase Agreement, that, if triggered, would allow the debt to be accelerated, which could significantly deplete our cash resources, cause us to raise additional capital at unfavorable terms, require us to sell portions of our business or result in us becoming insolvent. The existing collateral pledged to RTW, and the covenants to which we are bound, may (i) prevent us from being able to secure additional debt or equity financing on favorable terms, or at all, or to pursue business opportunities, including potential acquisitions, (ii) heighten our vulnerability to downturns in our business, industry or the economy in general, (iii) limit our ability to adjust to changing market conditions, and (iv) place us at a competitive disadvantage compared to our competitors who have greater capital resources.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities, Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

Not applicable.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

(c) None of our directors or “officers,” as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, adopted or terminated a Rule 10b5-1 trading plan or arrangement or a non-Rule 10b5-1 trading plan or arrangement, as defined in Item 408(c) of Regulation S-K, during the fiscal quarter covered by this report.

Restructuring Plan

On November 6, 2024, the Company’s board of directors approved a restructuring plan to reduce operating costs and better align its workforce with the needs of its business. The majority of the restructuring is expected to be completed in the fourth quarter of 2024.

Under the restructuring plan, the Company is reducing its workforce by approximately 113 roles (approximately 50%). In connection with the restructuring, the Company estimates that it will incur one-time aggregate restructuring charges of approximately $3.5 million, which will be recorded primarily in the fourth quarter of 2024, related to severance payments and other employee-related costs. The cash payments related to the personnel-related restructuring will be paid primarily during the first quarter of 2025. The charges that the Company expects to incur in connection with the workforce reduction are subject to a number of assumptions, and actual results may differ materially. The Company may also incur additional costs not currently contemplated due to events that may occur as a result of, or that are associated with, the workforce reduction.

Item 6. Exhibits.

The following list of exhibits includes exhibits submitted with this Quarterly Report on Form 10-Q as filed with the SEC and those incorporated by reference to other filings.

Exhibit Number	Description	Incorporated by Reference herein from - Form or Schedule	File Number	Exhibit	Filed Date
3.1	Amended and Restated Certificate of Incorporation of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.)	8-K	001-41767	3.1	August 7, 2023
3.2	Bylaws of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.)	8-K	001-41767	3.2	August 7, 2023
3.3	Certificate of Designations of Preference Rights and Limitations of Series A Non-Voting Convertible Preferred Stock.	8-K	001-41767	3.1	July 1, 2024
4.1	Warrant Agreement, dated February 4, 2021, between Compute Health Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.	8-K	001-40001	4.1	February 9, 2021
4.2	Amendment to Warrant Agreement, dated August 1, 2023, by and between Compute Health and Continental Stock Transfer & Trust Company.	8-K	001-41767	4.2	August 7, 2023
4.3	Warrant Assignment, Assumption and Amendment Agreement, dated August 1, 2023, by and among Compute Health Acquisition Corp., New Allurion Holdings, Inc., and Continental Stock Transfer & Trust Company.	8-K	001-41767	4.3	August 7, 2023
4.4	Form of Public Warrant.	8-K	001-41767	4.1	July 1, 2024
4.5	Form of Private Placement Warrant.	8-K	001-41767	4.2	July 1, 2024
10.1#+	Note Purchase Agreement dated as of April 14, 2024, by and among Allurion Technologies, Inc., RTW Investments, LP, as agent for the purchasers part thereto from time to time, and Acquiom Agency Services LLC, as collateral agent for the purchasers.	8-K	001-41767	10.1	April 17, 2024
10.2#	Omnibus Amendment, dated as of April 14, 2024, by and among Allurion Technologies, Inc., Allurion Technologies, LLC and certain entities that have engaged RTW Investments, LP as investment manager.	8-K	001-41767	10.2	April 17, 2024
10.3#	First Amendment to Amended and Restated Letter Agreement, dated as of April 14, 2024, by and among Allurion Technologies, Inc., Allurion Technologies, LLC, RTW Master Fund, Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd.	8-K	001-41767	10.3	April 17, 2024
10.4#	First Amendment to Note Purchase Agreement, dated as of April 16, 2024, by and among Allurion Technologies, Inc., RTW Investments, LP, as agent for the purchasers party thereto from time to time, and Acquiom Agency Services LLC, as collateral agent for the purchasers.	8-K	001-41767	10.4	April 17, 2024
10.5	Subscription Agreement, dated as of June 28, 2024, between Allurion Technologies, Inc. and the investors named therein.	8-K	001-41767	10.1	July 1, 2024
10.6	Eighth Amendment to 14 Huron Lease, dated as of April 3, 2024, by and between Allurion Technologies, Inc. and Fourteen Huron Drive, LLC.	10-Q	001-41767	10.6	August 14, 2024

10.7†++	Offer Letter dated May 17, 2024 with Ojas Buch.	10-Q	001-41767	10.7	August 14, 2024
10.8#	Revenue Interest Financing Agreement, dated as of October 30, 2024, by and among Allurion Technologies, LLC, RTW Master Fund Ltd., RTW Innovation Master Fund, Ltd. and RTW Biotech Opportunities Operating Ltd.	8-K	001-41767	10.1	November 4, 2024
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith
#

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

+

Certain provisions or terms of this exhibit (including any exhibits or schedules thereto) have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally an unredacted copy of any such exhibit or schedule to the SEC upon its request.

++	Portions of this exhibit have been redacted in accordance with Regulation S-K Item 601(a)(6).
†	Indicates a management contract or compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Allurion Technologies, Inc.

Date: November 13, 2024	By:	/s/ Shantanu Gaur
Shantanu Gaur
Chief Executive Officer and President

Date: November 13, 2024	By:	/s/ Chris Geberth
Chris Geberth
Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 07, 2024

Allurion Technologies, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41767	92-2182207
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11 Huron Drive Natick, Massachusetts		01760
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (508) 647-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 1.420455 shares of common stock, each at an exercise price of $8.10 per share of common stock	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 7, 2024, Christopher Geberth, Chief Financial Officer of Allurion Technologies, Inc. (the “Company”), notified the Company of his decision to resign, effective as of the close of business on November 13, 2024, to pursue other interests. Mr. Geberth will remain with the Company as a consultant to provide advisory services and the Company has engaged CFGI, LLC to assist in this transition. Mr. Geberth advised the Company that his decision to resign did not involve any disagreement with the Company.

Shantanu Gaur, Chief Executive Officer of the Company, will serve as the Company’s principal financial officer and principal accounting officer, effective as of the close of business on November 13, 2024, until a replacement for Mr. Geberth is found. Information regarding Mr. Gaur is set forth in the Company’s proxy statement for its 2024 annual meeting of stockholders filed with the Securities and Exchange Commission on November 8, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Allurion Technologies, Inc.

Date: November 13, 2024	By:	/s/ Shantanu Gaur
	Name: Title:	Shantanu Gaur Chief Executive Officer